0-26207

06034266

Belk, Inc.

Fiscal Year 2006
Annual Report

TABLE OF CONTENTS

Belk, Inc.

2801 West Tyvola Road
Charlotte, North Carolina 28217

April 17, 2006

Dear Fellow Stockholders:

Fiscal year 2006 was one of the most exciting, challenging and successful years in Belk history. Highlighted by the acquisition of 51 Proffitt's and McRae's stores from Saks Incorporated, this was a year of major expansion and strong financial performance for the Company, one that positions us for continued growth and success.

The Company experienced another year of improved profitability, with net income increasing to a record $136.9 million, a 10.3 percent increase over the same prior-year period. Net income excluding non-comparable items increased to $139.1 million, up 11.5 percent. A detailed reconciliation of net income to net income excluding non-comparable items is provided on page 5 of this annual report.

Sales increased to $2,968.8 million, or 21.3 percent, over the same prior-year period, primarily as a result of the Company's acquisition of the Proffitt's and McRae's stores, additional sales from new Belk stores opened during the year, and a 1.2 percent increase in comparable store sales for the period.

In addition to this excellent financial performance, fiscal 2006 was a landmark year in which your Company accomplished four key strategic initiatives that should greatly strengthen our competitive position for years to come:

- the purchase and initial integration of the Proffitt's and McRae's stores, 39 of which were re-branded as Belk in the first quarter of this year in a major marketing campaign,
- the opening of 12 new Belk stores, including our first store in the state of Oklahoma; the completion of five store expansions and two major store renovations; and the purchase of a new distribution center in Byram, Mississippi (opening in May 2006) to support continued expansion in the Southwest,
- the sale of the Company's credit card business to GE Money Bank and the launch of a long-term marketing and service alliance with GE that should enable us to leverage credit sales growth, and
- the sale and leaseback of a portion of the Belk corporate office building in Charlotte, which, together with cash from the sale of the credit card business and other assets, allowed the Company to substantially reduce debt and fortify the balance sheet.

These achievements are even more remarkable because they occurred in a year beset with the unexpected challenges resulting from Hurricanes Rita and Katrina. These storms left a wide path of destruction and devastation in their wakes and an indelible mark on the lives of many Belk associates who suffered personal losses and were involved in the recovery and relief efforts that followed. We will always remember the depth of compassion and caring of Belk associates, customers and vendors who responded in heroic ways to restore and replenish our damaged stores and help the storm victims. Our Hurricane Katrina Task Force formed a care center to identify and assess the emergency needs of associates in hurricane-impacted stores, and a company-wide campaign raised $1.25 million to provide relief to affected associates and others in the Gulf Coast communities hurt by the disaster, including a large donation to the American Red Cross for its disaster relief efforts.

The momentum of the past year is pushing us toward even greater heights as we continue to focus on making Belk the hometown department store of choice in every market we serve. We want to differentiate

Belk stores by consistently meeting our customers' needs for fashion, selection, value, quality and service. Our goal is to deliver satisfaction and an enjoyable shopping experience with each visit. In fiscal year 2007, we are looking to grow our comparable store sales through a number of strategic initiatives, including growing targeted high potential merchandise areas, building the premium brands, kids and home businesses, and continuing to expand our private brands business with new brands such as Biltmore Estate and Red Camel. We look forward to completing the integration of the former Proffitt's and McRae's stores, as well as strengthening the Company's core business processes by continuing to develop a Six Sigma culture through Project ACE (Achieving Competitive Excellence) that will enable Belk to realize a more fact-based approach to decision-making and process improvement. Recognizing, as always, that our associates are our greatest assets, we will also continue our quest to attract, retain and develop the very best people through our "War for Talent" and diversity initiatives.

We plan this year to open 10 new stores with a combined selling space of approximately 671,000 square feet, and to complete eight store expansions and two major store renovations. Earlier this spring, we entered Missouri, our 16th state, with a new store in Branson, and in May, we plan to open a new 174,000 square-foot state-of-the-art distribution center in Byram, Mississippi, near Jackson.

As a result of our strong financial performance in fiscal year 2006, the Board of Directors was pleased to declare a dividend of 35 cents per share for stockholders of record of Class A and B shares as of March 29, 2006, an increase of approximately 11% over the prior year's dividend. We are also commencing a self-tender offer to repurchase up to 2.6 million shares of the Company's Class A and/or Class B common stock at a price of $19.00 per share. We believe the tender offer demonstrates our belief in the financial strength and growth potential of our Company and provides a significant liquidity opportunity for our stockholders.

We are convinced that Belk has the most talented and dedicated management and associate team in the retail business, and we are incredibly proud of our 23,000 associates from the 276 Belk stores, distribution centers, and division and corporate offices. McKay, Johnny and I want to thank them all for their hard work and exceptional efforts that produced a breakthrough year for Belk in fiscal 2006.

As a Company, we remain committed to joining this outstanding team of associates in giving back to the communities that make our success possible through a variety of public service and community involvement activities, including the United Way and other charitable organizations. Last year, this commitment was demonstrated in a magnificent way with the hurricane relief efforts and the generous volunteer involvement and contributions of associates in many other worthy causes in communities throughout the South. In addition, The Belk Foundation made grants in excess of $2.5 million to deserving organizations.

I also want to acknowledge the dedicated members of our Board of Directors and thank them for their outstanding support and leadership. This year marks the retirement from the Board of B. Frank Matthews, II, following an illustrious career at Belk and more than 50 years of service as a director of Belk, Inc. and its predecessor companies. Frank has left an indelible mark on the Company through his statesmanlike leadership and wisdom over many years, and he will be greatly missed.

I have never been more excited about the future of Belk. We have a solid foundation on which to build, and I am optimistic about the opportunities ahead. I believe we are well positioned for continued growth and success, and for creating greater value for you, our stockholders. We value your ongoing support of our efforts, and we will do our best to achieve the best possible return for your investment in our Company.

Sincerely,

Thomas M. Belk, Jr.
Chairman of the Board and
Chief Executive Officer

BUSINESS OF THE COMPANY

Business Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest privately owned department store business in the United States, with total revenues of approximately $2.97 billion for the fiscal year ended January 28, 2006. The Company and its predecessors have been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

As of the end of its fiscal year 2006, the Company operated 276 retail department stores in 15 states, primarily in the southeastern United States. Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, house wares, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections at better values. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

Although the Company operates 74 Belk stores that exceed 100,000 square feet in size, most Belk stores range in size from 50,000 to 80,000 square feet. Most of the Belk stores are anchor tenants in major regional malls or shopping centers in medium and smaller markets. In addition to department stores, the Company operates two stores that sell limited selections of cosmetics, hosiery and accessories for women under the "Belk Express" store name. In the aggregate, the Belk stores occupy approximately 20.4 million square feet of selling space.

Management of the Belk stores is organized into four regional operating divisions, with each unit headed by a division chairman and a director of stores. Each division supervises a number of stores and maintains an administrative office in the markets served by the division. Division offices provide overall management and support for the Belk stores in their regions. These divisions are not considered segments for reporting purposes. Belk Stores Services, Inc., a subsidiary of Belk, Inc., and its subsidiary Belk Administration Company, along with Belk International, Inc., a subsidiary of Belk, Inc., and its subsidiary, Belk Merchandising Company, LLC (collectively "BSS"), coordinate the operations of Belk stores on a company-wide basis. BSS provides a wide range of services to the Belk division offices and stores, such as merchandising, marketing, merchandise planning and allocation, advertising and sales promotion, information systems, human resources, public relations, accounting, real estate and store planning, credit, legal, tax, distribution and purchasing.

Business Strategy

Belk's mission is to be the leading department store in its markets by selling merchandise to customers that meets their needs for fashion, selection, value, quality and service. To achieve this mission, Belk's business strategy includes six key elements: (1) a target customer focus; (2) focused merchandise assortments; (3) compelling sales promotions; (4) distinctive customer service; (5) a winning store and market strategy; and (6) an emphasis on productivity and efficiency.

Merchandising Strategy

Belk stores feature quality name brand and private label merchandise in moderate to better price ranges, providing fashion, selection and value to customers. The merchandise mix is targeted to middle and upper income customers shopping for their families and homes, and includes a wide selection of fashion apparel, accessories and shoes for women, men and children, as well as cosmetics, home furnishings, house wares, gift and guild, jewelry, and other types of department store merchandise. The goal is to position Belk stores as the leaders in their markets in providing updated, fashionable assortments with depth in style, selection and value.

Growth Strategy

The Company intends to continue to open new stores selectively in new and existing markets in order to increase sales, market share and customer loyalty. As the consolidation of the department store industry continues, the Company also will consider store acquisitions that offer opportunities for growth in existing and contiguous markets. Management believes that significant opportunities for growth exist in Belk markets where the Belk name and reputation are well known and in contiguous markets where Belk can distinguish its stores from the competition. Although the Company will continue to take advantage of prudent opportunities to expand into large markets, the Company will focus its expansion on medium-sized markets and suburban communities surrounding larger metropolitan markets with store units in the 50,000 to 100,000 square-foot size range.

In the first quarter of fiscal year 2006, the Company acquired from a subsidiary of Saks Incorporated the leases and certain fixtures and equipment of four Proffitt's department stores located in Greenville, N.C., Goldsboro, N.C., Kinston, N.C., and Rocky Mount, N.C. Subsequently, the Company expanded its existing store operations in Greenville, N.C. and Goldsboro, N.C. to occupy the acquired Proffitt's store space, and closed the Proffitt's store space in Kinston, N.C. and Rocky Mount, N.C. In the second quarter of fiscal year 2006, the Company purchased 47 department stores from Saks Incorporated, including 25 McRae's stores located in Alabama (5), Florida (4), Louisiana (2) and Mississippi (14); and 22 Proffitt's stores located in Alabama (1), Georgia (2), Kentucky (2), North Carolina (1), South Carolina (1), Tennessee (12), Virginia (1) and West Virginia (2). Subsequently, the Company combined the operations of the acquired Proffitt's stores in Dalton and Rome, Ga., and in Bristol, Va., with existing Belk stores; closed the acquired Proffitt's store in Spartanburg, S.C.; and sold the McRae's store in Baton Rouge, La. and the Proffitt's store in Morristown, Tenn. to Dillard's, Inc. and Kohl's Corporation, respectively. Additionally, in the first quarter of fiscal year 2007, the Company closed Proffitt's stores in Asheville, N.C. and Birmingham, Ala.

The Company opened an additional 12 new stores during fiscal year 2006 that have a combined selling space of approximately 864,830 square feet and completed expansions and renovations of five existing stores and major renovations of two existing stores. In fiscal year 2007, Belk plans to open 10 new stores that will have a combined selling space of approximately 671,305 square feet. The Company also expects to complete expansions and renovations of eight existing stores and major renovations of two existing stores.

Net Income Excluding Non-Comparable Items

To provide clarity in measuring Belk's financial performance, Belk supplements the reporting of its consolidated financial information under generally accepted accounting principles (GAAP) with the non-GAAP financial measure of "net income excluding non-comparable items." Belk believes that "net income excluding non-comparable items" is a financial measure that emphasizes the company's core ongoing operations and enables investors to focus on period-over-period operating performance. It is among the primary indicators Belk uses in planning and operating the business and forecasting future periods, and Belk believes this measure is an important indicator of recurring operations because it excludes items that may not be indicative of or are unrelated to core operating results. Belk also excludes such items in connection with evaluating company performance in connection with its incentive compensation plans. In addition, this measure provides a better baseline for modeling future earnings expectations and makes it easier to compare Belk's results with other companies that operate in the same industry. Net income is the most directly comparable GAAP measure. The non-GAAP measure of "net income excluding non-comparable items" should not be considered in isolation or as a substitute for GAAP net income. A detailed reconciliation of GAAP net income to net income excluding non-comparable items is set forth in the table below:

BELK, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME AND
NET INCOME EXCLUDING NON-COMPARABLE ITEMS
(unaudited)

	Fiscal Year Ended	
	January 28, 2006	January 29, 2005
	(millions)	
Net income	$136.9	$124.1
Gain on property, equipment and investments, net of income tax	(4.6)	(1.2)
Asset impairment and store closing costs, net of income tax	2.3	1.9
Pension curtailment charges, net of income tax	4.7	—
Hurricane losses, net of income tax	.6	—
Restructuring charges, net of income tax	(1.0)	—
Cumulative effect of change in accounting principal, net of income tax	.2	—
Net income excluding non-comparable items	$139.1	$124.8

Where You Can Find More Information

The Company makes available free of charge through its website, www.belk.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company files such material with, or furnishes it to, the U.S. Securities and Exchange Commission ("SEC").

SELECTED FINANCIAL DATA

The following selected financial data are derived from the consolidated financial statements of the Company.

	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002
	(dollars in thousands, except per share amounts)				
SELECTED STATEMENT OF INCOME DATA:					
Revenues	$2,968,777	$2,446,832	$2,264,907	$2,241,555	$2,236,054
Cost of goods sold	1,977,385	1,618,639	1,506,905	1,512,045	1,536,506
Depreciation and amortization	113,945	101,255	91,007	89,312	83,625
Operating income	253,503	224,539	193,092	169,100	138,980
Income before income taxes	213,555	194,276	170,647	133,817	101,961
Net income	136,903	124,076	111,547	84,017	63,382
Basic and diluted income per share:					
From continuing operations	2.65	2.40	2.11	1.53	1.18
Net income(1)	2.65	2.40	2.11	1.53	1.16
Cash dividends per share	0.315	0.475	0.275	0.25	0.25
SELECTED BALANCE SHEET DATA:					
Accounts receivable, net	36,117	319,706	311,141	334,440	343,247
Merchandise inventory	703,609	527,860	496,242	487,490	495,744
Working capital	665,212	787,390	698,059	678,087	615,728
Total assets	2,440,916	1,866,906	1,730,263	1,736,102	1,707,380
Short-term debt	—	—	—	—	6,089
Long-term debt and capital lease obligations	590,901	301,419	308,488	365,553	410,587
Stockholders' equity	1,194,827	1,066,616	969,499	954,284	898,242
SELECTED OPERATING DATA:					
Number of stores at end of period	276	226	221	214	207
Comparable store net revenue increase (decrease)(1)	1.2%	4.2%	(0.5)%	(2.2)%	(2.0)%

(1) On a 52 versus 52 week basis, comparable store net revenues decreased 1.0% in fiscal year 2002. Comparable store net revenue includes sales from stores open during the entire fiscal year in both the current and prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Belk, together with its subsidiaries, is the largest privately owned department store business in the United States, with total revenues of approximately $2.97 billion for the fiscal year ended January 28, 2006. The Company and its predecessors have been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

The Company's fiscal year ends on the Saturday closest to each January 31. All references to "fiscal year 2007" refer to the period ending February 3, 2007; references to "fiscal year 2006" refer to the period ending January 28, 2006; references to "fiscal year 2005" refer to the period ended January 29, 2005; and references to "fiscal year 2004" refer to the period ended January 31, 2004.

As of the end of its fiscal year 2006, the Company operated 276 retail department stores in 15 states primarily in the southeastern United States. Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections at better values. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

Belk's mission is to be the dominant department store in its markets by selling merchandise to customers that meets their needs for fashion, selection, value, quality and service. To achieve this mission, Belk's business strategy includes six key elements: (1) a target customer focus; (2) focused merchandise assortments; (3) compelling sales promotions; (4) distinctive customer service; (5) a winning store and market strategy; and (6) an emphasis on productivity and efficiency.

The Company operates retail department stores in the highly competitive retail apparel industry. The Company's primary competitors are traditional department stores, mass merchandisers, national apparel chains, individual specialty apparel stores and direct merchant firms. In addition to intense competition, the retail industry has experienced downward sales pressure in recent years due primarily to national, regional and local economic conditions.

Management believes that significant opportunities for growth exist in Belk markets where the Belk name and reputation are well known and in contiguous markets where Belk can distinguish its stores from the competition. Although the Company will continue to take advantage of prudent opportunities to expand into large markets, the Company will focus its expansion in medium-sized markets with store units in the 50,000 to 100,000 square-foot size range. One of the more significant challenges currently facing the Company's management team is to continue to identify new Belk markets and to effectively increase the Company's net store selling square footage. In fiscal year 2006, the Company increased net store selling square footage by 5.1 million square feet, or 33.1%, including the acquisition of the Proffitt's and McRae's stores. In fiscal 2007, the Company plans to expand its net store selling square footage by an additional 514,000 square feet, or 2.5%.

The Company focuses on four key indicators to assess performance and growth. These key indicators are: (1) total sales (2) comparable store sales, (3) earnings before interest and taxes, and (4) net income. The Company's progress against these indicators is discussed throughout this Management's Discussion and Analysis ("MD&A").

Sale of Credit Card Portfolio

On January 28, 2006, GE purchased the Company's private label credit card accounts and related customer accounts receivable for $321.3 million. Approximately $125.0 million of the proceeds from the transaction were used to pay off the Note Payable which had been secured by the customer accounts receivable. The Company recognized a gain of $3.1 million in connection with the sale of the credit card portfolio.

In a separate but related transaction, GE purchased customer credit card accounts and related accounts receivable from HSBC Bank Nevada, National Association, from which the Company had purchased the rights to as part of the acquisition of the 47 Proffitt's and McRae's stores (the "PM Credit Card Portfolio"). The Company recorded an intangible asset of $9.3 million representing the amount paid by the Company to HSBC to permit the sale of the PM Credit Card Portfolio to GE. This intangible asset will be amortized over the 10-year term of the Belk/GE program agreement ("Program Agreement") described below.

In connection with the sale of the Company's credit card portfolio and GE's purchase of the PM Credit Card Portfolio, Belk and GE entered into a 10-year credit card Program Agreement. This Program Agreement sets forth the terms and conditions under which GE will issue credit cards to Belk's customers. The Company will be paid a percentage of net credit sales, as defined by the Program Agreement, for future credit card sales. Under the terms of the Program Agreement, Belk is required to perform certain duties, including providing interim servicing and receiving and remitting in-store payments on behalf of GE. Belk will receive fees for these activities. Interim servicing is expected to end in April 2006. No payments were due under this agreement as of January 28, 2006. Future amounts earned under the Program Agreement will be recorded as a reduction of selling, general and administrative expenses.

Hurricane Katrina

The Company operates 20 stores in the areas that were affected by Hurricane Katrina. Operations were interrupted at 13 store locations, with the most significant physical damage at the Company's Biloxi, Mississippi location. As of November 4, 2005, all store locations had been reopened for business. The Company maintains insurance coverage for windstorm, property, flood damage and business interruption, and has received and anticipates further receipt of insurance proceeds to cover losses due to the hurricane. For fiscal year 2006, the Company recorded $1.0 million of expenses related to the impact of Hurricane Katrina, consisting of expenses incurred of $4.8 million, netted against insurance proceeds of $3.8 million. In addition, the Company recognized $3.9 million of insurance proceeds as reimbursement for damaged merchandise with a book value of $3.6 million and $9.8 million of insurance proceeds in connection with the write-off of fixed assets with a net book value of $5.0 million. Additional expenses and recoveries are expected as reconstruction and repairs continue at affected store locations and additional claims are filed with insurance carriers.

VISA Settlement

The Company was a member of the plaintiffs' class in the Visa Check/MasterMoney Antitrust Litigation (the "VISA Settlement"), a class action lawsuit in which the class consisted of all businesses and organizations in the United States that accepted Visa and MasterCard debit and credit cards for payment at any time during the period from October 25, 1992 to June 21, 2003. The class plaintiffs claimed that, through their "Honor All Cards" policies, Visa and MasterCard forced merchants to accept Visa and MasterCard signature debit card transactions at super competitive prices. In April 2003, Visa and MasterCard settled with the plaintiffs' class by agreeing to pay $3.05 billion over time into a settlement fund. During the third quarter, the Company received notice that its portion of the VISA Settlement was calculated to be approximately $1.7 million. The Company recorded this amount as a reduction to selling, general and administrative expenses during fiscal year 2006.

Proffitt's and McRae's Acquisition

Effective on July 3, 2005, the Company completed the acquisition of 22 Proffitt's stores and 25 McRae's stores from Saks Incorporated pursuant to an Asset Purchase Agreement dated April 29, 2005 at a purchase price of approximately $622.3 million. The results of the Proffitt's and McRae's stores have been included in the consolidated financial statements from the date of acquisition. Proffitt's and McRae's are regional department stores located in 11 of the 14 Southeastern states where the Company's stores operate. This acquisition was initially financed with proceeds from cash on hand, borrowings from its existing note payable, a new bank credit facility and a new bridge credit facility ("the Bridge Loan"). The Company subsequently repaid the Bridge Loan with proceeds from the issuance of senior notes.

Stock Compensation

The Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123R, "Share Based Payment" ("SFAS 123R"), during the fourth quarter of fiscal year 2005. The Company had previously accounted for stock based compensation under the guidelines of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award. The Company elected to apply the standard using the modified retrospective method of adoption, where the standard would only impact stock based compensation expense in fiscal year 2005 and future years. The adoption of SFAS 123R resulted in a $3.6 million reduction in compensation costs, a component of selling, general and administrative expenses, in fiscal year 2005. The application of SFAS 123R did not have an impact on the overall cash flows of the Company.

Lease Accounting

Historically, when accounting for lease renewal options, rent expense was recorded on a straight-line basis over the non-cancelable lease term beginning on the date when the rent is first assessed, which is typically the store opening date. The depreciable lives of certain leasehold improvements and long-lived assets on those properties extended beyond the non-cancelable lease term.

The Company believed that its accounting treatment for fiscal year 2005 and previous years was permitted under generally accepted accounting principles and that such treatment was consistent with the practices of other companies in the retail industry. However, on February 7, 2005, the Chief Accountant of the U.S. Securities and Exchange Commission ("SEC") released a letter expressing the SEC's views on certain lease accounting matters. The Company identified areas where its historical accounting practices differ from the SEC's views and adjusted its accounting policies as follows to comply with the SEC's guidance: 1) conform the depreciable lives for buildings on leased land and other leasehold improvements to the shorter of the economic life of the asset or the lease term used for determining the capital versus operating lease classification and calculating straight-line rent; 2) include pre-opening rent-free periods and cancelable option periods in the calculation of straight-line rent expense where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured; and 3) capitalize rent costs during the store construction period. The Company recorded the life-to-date accounting impact of correcting for these errors in fiscal year 2005.

The cumulative effect of these adjustments in fiscal year 2005 was an increase in depreciation expense, a component of selling, general and administrative expenses, of $8.9 million ($5.6 million net of tax) and an increase in rent expense, a component of cost of goods sold, of $1.7 million ($1.1 million net of tax). These adjustments did not have any impact on the overall cash flows of the Company.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of income and other pertinent financial and operating data.

	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004
SELECTED FINANCIAL DATA			
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	66.6	66.2	66.5
Selling, general and administrative expenses	24.5	24.6	24.9
Asset impairment and store closing costs	0.1	0.1	—
Restructuring charges	(0.1)	—	0.1
Operating income	8.5	9.2	8.5
Interest expense, net	1.6	1.3	1.7
Income taxes	2.6	2.9	2.6
Net income	4.6	5.1	4.9
SELECTED OPERATING DATA:			
Selling square footage (in thousands)	20,400	15,244	14,653
Store revenues per selling sq. ft.	$ 168	$ 161	$ 155
Comparable store net revenue increase (decrease)	1.2%	4.2%	(0.5)%
Number of stores			
Opened	12	14	8
Purchased	47	—	—
Closed	(9)	(9)	(1)
Total — end of period	276	226	221

Comparison of Fiscal Years Ended January 28, 2006 and January 29, 2005

Revenues. In fiscal year 2006, the Company's revenues increased 21.3%, or $522 million, to $2.969 billion from $2.447 billion. The increase resulted from additional revenue of $406.7 million from the acquired Proffitt's and McRae's stores, $108.0 million from new stores and a 1.2% increase in revenues from comparable stores offset by a decrease in revenues from store closures.

Cost of Goods Sold. As a percentage of revenues, cost of goods sold increased to 66.6% in fiscal year 2006 as compared to 66.2% in fiscal year 2005. The increase is due primarily to increased markdowns to generate sales, partially offset by a 0.10% reduction in buying costs due to increased leverage resulting from revenue increases in excess of buying cost increases.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses were $727.3 million in fiscal year 2006, compared to $600.7 million in fiscal year 2005. The increase is primarily due to the acquisition of Proffitt's and McRae's stores and new stores sales. As a percentage of revenues, SG&A expenses decreased to 24.5% in fiscal year 2006 from 24.6% in fiscal year 2005. The decrease in SG&A expenses as a percentage of revenues resulted primarily from a decrease in payroll and benefits costs as a percentage of revenues of 0.53%, a decrease in depreciation as a percentage of revenues of 0.36%, a decrease in bad debts as a percentage of revenues of 0.17% and the $1.7 million VISA Settlement. These decreases were partially offset by one-time costs associated with the acquisition of Proffitt's and McRae's stores of .43%, a decrease in credit income as a percentage of revenues of 0.54% and an increase in advertising as a percentage of revenues of 0.18%.

During fiscal years 2006 and 2005, the Company's bad debt expense, net of recoveries, associated with the issuance of credit on the Belk proprietary credit cards was $9.3 million and $11.7 million, respectively. During fiscal years 2006 and 2005, finance charge income on the outstanding Belk proprietary credit card receivables was $69.3 million and $70.7 million, respectively. Accounts receivable management and collection services expenses for fiscal years 2006 and 2005 were $20.3 and $19.9 million, respectively.

Asset Impairment and Store Closing Costs. In fiscal year 2006, the Company recorded a $1.2 million asset impairment charge for assets related to a software development project that was abandoned, a $2.8 million charge for costs associated with the impairment and demolition of a portion of its corporate office building, a $0.2 million charge related to two store closings and a $0.5 million reduction to previously established reserves. During fiscal year 2005, the Company incurred $3.0 million of charges related to seven store closings.

Pension Curtailment Charges. During fiscal year 2006, the Company recorded a $7.5 million pension curtailment charge as a result of changes to its defined benefit pension plan.

Hurricane Losses. During fiscal year 2006, the Company recorded $1.0 million of expenses, net of insurance recoveries, related to the impact of Hurricane Katrina.

Restructuring Charges. In fiscal year 2006, the Company reduced its reserves for post-closing real estate lease obligations originally recorded in connection with the restructuring of its logistics network by $1.6 million. The Company did not incur any restructuring charges in fiscal year 2005.

Interest Expense. In fiscal year 2006, the Company's interest expense increased $16.5 million to $50.8 million from $34.3 million. The increase was primarily due to interest on higher debt levels associated with the acquisition of Proffitt's and McRae's stores in July 2005.

Gain on sale of property, equipment and investments. The gain on property, equipment and investments increased to $7.3 million for the fiscal year ended January 28, 2006, compared to $1.9 million for the fiscal year ended January 29, 2005. The current year gain is primarily due to $4.8 million of insurance proceeds in excess of the net book value of property damaged by Hurricane Katrina and a $3.1 million gain recognized on the sale of the credit card portfolio. These gains were partially offset by the $1.4 million loss on de-designation of interest rate swaps. The prior year gain was primarily due to the sale of a store that was closed during fiscal year 2005.

Income taxes. For fiscal year 2006, the Company's effective tax rate decreased from 36.1% to 35.8%. The decrease in rate is primarily attributable a decrease in the effective state income tax rates.

Comparison of Fiscal Years Ended January 29, 2005 and January 31, 2004

Revenues. In fiscal year 2005, the Company's revenues increased 8.0%, or $181.9 million, to $2.447 billion from $2.265 billion. The increase resulted from additional revenue of $92.6 million from new stores and from a 4.2% increase in revenues from comparable stores.

Beginning in fiscal year 2005, the Company's definition of comparable stores sales no longer excluded replacement and expansion stores. Non-comparable stores will only include closing stores and new stores that have not reached the one-year anniversary of their opening prior to the beginning of the fiscal year in which they were constructed. The Company believes this revised measure is a more accurate indicator of existing store performance and is a common basis used by other retailers.

Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased to 66.2% in fiscal year 2005 as compared to 66.5% in fiscal year 2004. The decrease is primarily attributable to improved margin on inventory purchases, improved operating efficiencies and a 0.14% reduction in buying costs due primarily to reduced merchandising payroll and benefit expenses as a percentage of revenues.

Selling, General and Administrative Expenses. SG&A expenses were $600.7 million in fiscal year 2005, compared to $562.9 million in fiscal year 2004. As a percentage of revenues, SG&A decreased to 24.6% in fiscal year 2005 from 24.9% in fiscal year 2004. The decrease in SG&A expenses as a percentage of revenues resulted primarily from a decrease in bad debt expense as a percentage of revenues of 0.30%, a decrease in payroll costs as a percentage of revenues of 0.23%, and a decrease in casualty insurance costs as a percentage of revenues of 0.20%. These decreases were partially offset by an increase in depreciation expense as a percentage of revenues of 0.20% primarily related to the lease accounting adjustments, an increase in pension costs as a percentage of revenues of 0.15% and a $1.4 million charge recognized in fiscal year 2005 for the curtailment and settlement of the Company's defined benefit supplemental executive retirement plan.

During fiscal years 2005 and 2004, the Company's bad debt expense, net of recoveries, associated with the issuance of credit on the Belk proprietary credit cards was $11.7 million and $17.5 million, respectively. During fiscal years 2005 and 2004, finance charge income on the outstanding Belk proprietary credit card receivables was $70.7 million and $64.4 million, respectively. Accounts receivable management and collection services expenses for fiscal years 2005 and 2004 were both $19.9 million.

Asset Impairment and Store Closing Costs. During fiscal year 2005, the Company recorded $3.0 million of exit costs related to the closing of six stores in fiscal year 2005 and one store that was closed in fiscal year 2006. The exit costs consisted primarily of the loss on abandonment of leasehold improvements, post-closing real estate lease obligations, and severance costs. The Company did not incur any charges related to store closings in fiscal year 2004.

Restructuring Charges. In fiscal year 2004, the Company recorded a $2.0 million charge in connection with the restructuring of its logistics network. The charges are due to increases in projected costs related to post-closing real estate lease obligations. The Company did not incur any restructuring charges in fiscal year 2005.

Interest Expense. In fiscal year 2005, the Company's interest expense decreased $4.5 million to $34.3 million from $38.8 million. The decrease was due to a reduction in accrued interest reserves and lower effective interest rates due to the termination of two interest rate swaps with a $50 million notional value in the first quarter of fiscal year 2005.

Gain on sale of property, equipment and investments. The gain on property, equipment and investments decreased to $1.9 million for the fiscal year ended January 29, 2005, compared to $14.8 million for the fiscal year ended January 31, 2004. The fiscal year 2005 gain was primarily due to the sale of a store that was closed during fiscal year 2005. The prior year amount related primarily to a $19.3 million gain recognized on the sale of property located in Charlotte, NC, partially offset by a $6.5 million loss on the dedesignation of two interest rate swaps.

Income taxes. For fiscal year 2005, the Company's effective tax rate increased from 34.6% to 36.1%. The increase in rate was primarily attributable to an increase in non-deductible expenses that qualify as permanent differences.

Seasonality and Quarterly Fluctuations

The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income and net income due to the seasonal nature of the retail business. The highest revenue period for the Company is the fourth quarter, which includes the Christmas selling season. A disproportionate amount of the Company's revenues and a substantial amount of the Company's operating and net income are realized during the fourth quarter. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest levels in anticipation of increased revenues during these months.

The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

	2006	2005	2004
First quarter	19.1%	22.5%	22.2%
Second quarter	20.3	21.9	21.7
Third quarter	23.6	22.1	22.5
Fourth quarter	37.0	33.5	33.6

The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash on hand, cash flow from operations and borrowings under debt facilities. The Company's debt facilities consist of a $580.0 million credit facility that matures in July 2010, $200 million in senior notes, a $125.0 million ten-year variable rate bond facility that matures in July 2008 and a $21.0 million 20-year variable rate bond facility that matures in October 2025. The $580.0 credit facility is composed of a $200.0 million term loan and a $380.0 million revolving line of credit. The $200.0 million aggregate principal of senior notes are composed of $100.0 million fixed rate senior notes that mature in July 2015, $20.0 million fixed rate senior notes that mature in July 2012 and $80.0 million floating rate senior notes that mature in July 2012. The Company issued the senior notes during the second quarter of fiscal year 2006.

The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios. As of January 28, 2006, the Company was in compliance with all covenants and does not anticipate that complying with the covenants will impact the Company's liquidity in fiscal year 2007.

During fiscal year 2006, the Company amended and restated its credit facility increasing it from $330.0 million to $580.0 million. Up until July 2008, under certain circumstances the credit facility may be increased to $680.0 million at the Company's request. The credit facility allows for up to $250.0 million of outstanding letters of credit. The credit facility charges interest based on certain Company financial ratios and currently stands at LIBOR plus 75 basis points or prime. The credit facility contains restrictive covenants and financial covenants including leverage and fixed charge coverage ratios. The Company had $138.8 million of standby letters of credit and a $200.0 million term loan outstanding under the credit facility at January 28, 2006.

During fiscal year 2006, the Company entered into the $21.0 million, 20-year variable rate bond facility in connection with construction of a distribution center in Mississippi. The proceeds from the debt issuance are held in a trust account until the Company expends funds for the construction of the distribution center. At the end of fiscal year 2006, the Company had received $8.3 million of the $21.0 million of available borrowings.

During fiscal year 2006, the Company terminated the $250.0 million variable rate note that was scheduled to mature in April 2008. The Company paid the outstanding $125.0 million balance on the note in connection with its sale of the Company's private label credit card accounts and related customer accounts receivable. The Company dedesignated and terminated interest rate swaps with a combined notional value of $125.0 million in connection with the debt termination. The Company also de-designated forward starting interest rate swaps with a combined notional value of $125.0 million during the fourth quarter of fiscal year 2006 and subsequently terminated a $50.0 million notional amount swap during the first quarter of fiscal year 2007.

Because interest rates on certain debt agreements vary with LIBOR or commercial paper rates, the Company has entered into interest rate swap agreements with a financial institution to manage its exposure to changes in interest rates. The notional amount of the interest rate swaps is $125.0 million for fiscal years 2004 through 2009 and $75 million for fiscal years 2009 through 2012.

Net cash provided by operating activities was $236.4 million for fiscal year 2006 compared to $243.0 million for fiscal year 2005. The decrease in cash provided by operating activities for fiscal year 2006 was principally due to an increase in prepaid expenses and other assets compared to fiscal year 2005.

Expenditures for property and equipment increased $27.4 million to $169.7 million for fiscal year 2006 from $142.2 million for fiscal year 2005. The increase was principally due to the construction of new stores, expansion and renovation of existing stores and construction of a new distribution center.

Net cash provided by financing activities increased to $255.5 million for fiscal year 2006 compared to a net use for financing activities in fiscal year 2005 of $39.6 million. This increase is primarily related to debt incurred to finance the purchase of the Proffitt's and McRae's stores in July 2005. The Company issued $200.0 million in senior notes during the second quarter of fiscal year 2006, and borrowed $200.0 million on the term loan portion of the Company's $580.0 credit facility. This increase was partially offset by the repayment of the $125.0 million Note Payable secured by the Company's accounts receivable.

Management of the Company believes that cash flows from operations and its existing credit facilities will be sufficient to cover working capital needs, capital expenditures and debt service requirements for at least the next twelve months.

Related Party Transactions

In October 2001, the Company extended loans to Mr. Thomas M. Belk, Jr., Mr. H.W. McKay Belk and Mr. John R. Belk in the principal amounts of $2.5 million, $2.5 million and $2.0 million, respectively. In February 2002, the loan to Mr. John R. Belk was increased to $2.5 million. The loans are being repaid to the Company in equal annual installments of $0.5 million each plus interest in cash or stock over a five-year period that began January 3, 2003. The loans bear interest at LIBOR plus 1.5%. The Company received the fourth of the five payments, including principal and interest, from the three executives on January 3, 2006. The Sarbanes-Oxley Act of 2002 prohibits extensions of credit to executive officers and directors and the "material modification" of any term of a loan that was extended before July 30, 2002. The Company entered into these loans in October 2001 and February 2002, before the Sarbanes-Oxley Act of 2002 was enacted. Since that time, the Company has not made any new extensions of credit to executive officers or directors nor materially modified the terms of any existing loans.

In September 2005, the Company entered into a contract to sell a tract of land located in Lancaster County, South Carolina to JMB Land Company, LLC (an entity controlled by John M. Belk, Chairman Emeritus) for $4.1 million. The sale is expected to close in fiscal 2007.

Contractual Obligations and Commercial Commitments

To facilitate an understanding of the Company's contractual obligations and commercial commitments, the following data is provided:

	Payments Due by Period				
	Total	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
	(dollars in thousands)				
Contractual Obligations					
Long-Term Debt	$ 559,748	$ 13,748	$125,000	$200,000	$221,000
Estimated interest payments on debt(a)	218,923	35,111	66,446	44,886	72,480
Capital Lease Obligations	44,113	4,756	9,606	8,891	20,860
Operating Leases	358,461	44,461	77,825	61,641	174,534
Purchase Obligations(b)	149,567	108,705	40,062	800	—
Total Contractual Cash Obligations	$1,330,812	$206,781	$318,939	$316,218	$488,874

	Amount of Commitment Expiration per Period				
	Total Amounts Committed	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
	(dollars in thousands)				
Other Commercial Commitments					
Standby Letters of Credit(c)	$138,772	$132,952	$5,820	$—	$—
Import Letters of Credit	32,601	32,601	—	—	—
Total Commercial Commitments	$171,373	$165,553	$5,820	$—	$—

(a) Interest rates used to compute estimated interest payments utilize the stated rate for fixed rate debt and projected interest rates for variable rate debt. Projected rates range from 5% to 6% over the term of the variable rate debt agreements.

(b) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

(c) Standby letters of credit include a $126.8 million facility that supports the ten-year bond facility (accrued principal and interest) due July 2008.

Obligations under the pension, deferred compensation and postretirement benefit plans are not included in the contractual obligations table. The Company's pension plan funding policy is to contribute amounts necessary to satisfy minimum pension funding requirements plus such additional amounts from time to time as are determined to be appropriate to improve the plan's funded status. The pension plan's funded status is affected by many factors including discount rates and the performance of plan assets. The Company was not required to make minimum pension funding payments in fiscal year 2006, but elected to contribute $6.0 million to the pension plan on March 7, 2005. The Company's deferred compensation postretirement plans are not funded in advance. Deferred compensation payments during fiscal year 2006 and 2005 totaled $4.0 million and $4.1 million, respectively. Postretirement benefit payments during fiscal years 2006 and 2005 totaled $2.7 million and $2.4 million, respectively.

Also excluded from the contractual obligations table are payments the Company may make for employee medical costs and workers compensation, general liability and automobile claims.

Implementation of New Accounting Standards

In March, 2005, the Financial Accounting Standards Board ("FASB") Issued Interpretation 47 "Accounting for Conditional Asset retirement Obligations" ("FIN 47"). FIN 47 clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," and refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 was effective no later than the end of fiscal years ending after December 15, 2005. Conditional asset retirement obligations recorded in the consolidated balance sheet due to the implementation of FIN 47 will be reported as a cumulative-effect adjustment in the consolidated statement of income.

On January 28, 2006, the Company adopted FIN 47 and determined that there is a regulatory obligation to abate asbestos when it is disturbed, usually from construction activities during remodeling, expansion or closure. The Company has a number of stores that may have potential exposure to asbestos abatement if the Company elected to perform construction activities in these stores that disturb the existing asbestos. The Company is unable to compute the obligation at January 28, 2006 for the stores not currently scheduled for such activities because it cannot determine if or when such activities would occur. The Company has evaluated its exposure at stores scheduled to have such activities and recorded an asset retirement obligation of

$0.3 million as of January 28, 2006. The after-tax cumulative-effect adjustment recorded in fiscal 2006 is an expense of $0.2 million.

In June 2005, the Emerging Issues Task Force ("EITF") issued EITF No. 05-6 ("EITF 05-6"), "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination." EITF 05-6 addresses the amortization for leasehold improvements in operating leases that are either placed in service significantly after and not contemplated at or near the beginning of the initial lease term, or acquired in a business combination. EITF 05-6 was effective for reporting periods beginning after June 20, 2005. The adoption of EITF 05-6 did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In October 2005, the FASB issued Staff Position FAS 13-1, "Accounting for Rental Costs incurred during a Construction Period." Under the provisions of Staff Position FAS 13-1, the rental costs incurred under a lease agreement during the period of construction but prior to the commencement of the lessee's operations can not be capitalized and should be recognized as rental expense in the period incurred. Currently, the Company capitalizes rental costs incurred during the construction period but prior to the commencement of operations. Such capitalized rent is then amortized over the life of the lease. The guidance in Staff Position FAS 13-1 is effective for the first reporting period beginning after December 15, 2005 and is anticipated to have an impact on the results of operations for the Company. However, the Company has not yet measured the impact the adoption of this statement may have on its operating results.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") 123R, which details how the Company should account for stock-based compensation. The Company elected to adopt SFAS 123R in fiscal year 2005 and to apply the modified retrospective method of adoption, where the standard would only impact stock based compensation expense in fiscal year 2005 and future years. The Company had previously accounted for stock-based compensation under the guidance set forth in APB No. 25, "Accounting for Stock Issued to Employees."

Impact of Inflation

While it is difficult to determine the precise effects of inflation, management of the Company does not believe inflation had a material impact on the consolidated financial statements for the periods presented.

Critical Accounting Policies

MD&A discusses the results of operations and financial condition as reflected in the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). As discussed in Note 1 to the Company's consolidated financial statements, the preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation, vendor allowances, the allowance for doubtful accounts, useful lives of depreciable assets, recoverability of long-lived assets, including intangible assets and goodwill, restructuring and store closing reserves and the calculation of pension and postretirement obligations, self-insurance reserves and stock based compensation. Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See Note 1 to the Company's consolidated financial statements for a discussion of the Company's significant accounting policies.

While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the Company cannot guarantee that its estimates and assumptions will be accurate, which could require the Company to make adjustments to these estimates in future periods.

The following critical accounting policies are used in the preparation of the consolidated financial statements:

Inventory Valuation. Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margins. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted or inaccurate costs. In addition, failure to take markdowns currently can result in an overstatement of cost under the lower of cost or market principle.

Vendor Allowances. The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in its stores. Allowances are recognized in the period that the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter. The following summarizes the types of vendor incentives and the Company's applicable accounting policy:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to selling, general and administrative expenses in the period that the advertising expense is incurred.

- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendor's merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.

- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expense in the period that the payroll cost is incurred.

Allowance for Doubtful Accounts. The Company provides an allowance for doubtful accounts that is determined based on a number of factors, including delinquency rates, bankruptcy filings, historical charge-off patterns and management judgment.

Property and Equipment, net. Property and equipment owned by the Company is stated at cost less accumulated depreciation. Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are provided utilizing straight-line and various accelerated methods over the shorter of estimated asset lives or related lease terms. The Company also amortizes the depreciation of leasehold improvements over the expected lease term that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the date the assets are placed in service, to be reasonably assured. In fiscal year 2005 the Company implemented a new accounting policy to capitalize rent expense during a store's construction period. In accordance with Staff Position FAS 13-1, the Company will expense construction period rent as incurred starting in fiscal year 2007.

Goodwill. Goodwill and other intangible assets are accounted for in accordance with SFAS 142, "Goodwill and Other Intangible Assets." This statement requires that goodwill and other intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Rent Expense. The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date when the company gains control of the property. Rent expense during store construction is included in leasehold improvement costs. In accordance with Staff Position FAS 13-1, the Company will expense construction period rent as incurred starting in fiscal year 2007.

Useful Lives of Depreciable Assets. The Company makes judgments in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is determined by the Company's historical experience with the type of asset purchased.

Recoverability of Long-Lived Assets. Long-lived assets, including intangible assets, are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is generally measured by discounting estimated future cash flows. Where available, the Company would also obtain individual appraisals or utilize other indicators of fair value. Considerable management judgment is necessary to estimate discounted future cash flows.

Restructuring and Store Closing Reserves. The Company reduces the carrying value of property and equipment to fair value for owned locations or recognizes a reserve for future obligations for leased facilities at the time the Company ceases using property and/or equipment. The reserve includes future minimum lease payments and common area maintenance and taxes for which the Company is obligated under operating lease agreements. Additionally, the Company makes certain assumptions related to potential subleases and lease buyouts that reduce the recorded amount of the reserve. These assumptions are based on management's knowledge of the market and other relevant experience, including information provided by third party real estate brokers. However, significant changes in the real estate market and the inability to enter into the subleases or obtain buyouts within the estimated time frame may result in increases or decreases to these reserves.

Pension and Postretirement Obligations. The Company utilizes significant assumptions in determining its periodic pension and postretirement expense and obligations that are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate, investment earnings, rate of compensation increase, as well as the remaining service period of active employees. The Company utilizes a qualified actuary to calculate the periodic pension and postretirement expense and obligations based upon these assumptions and actual employee census data.

The funded status of the Company's pension plan has experienced significant declines in recent years, due to stock market losses and decreases in interest rates. As a result of these factors, the fair market value of the Company's pension plan assets fell below the accumulated benefit obligation ("ABO") in fiscal year 2004 and the prepaid pension asset was charged off and the Company established an $8.1 million minimum pension liability, representing the underfunded portion of the pension plan. In fiscal years 2006 and 2005, the minimum pension liability was $63.8 million and $39.3 million, respectively. If the fair market value of the pension plan assets exceeds the ABO at a future valuation date, the charge off would be reversed and the remaining prepaid pension costs would be re-established as an asset on the consolidated balance sheets.

The Company maintained the investment earnings assumption of 8.5% to determine its fiscal year 2006 expense. The Company believes that this assumption is appropriate given the composition of its plan assets and historical market returns thereon.

On March 7, 2005, the Company made an optional $6.0 million contribution to its pension plan. The Company has evaluated the funded status of the pension plan and does not believe the underfunded position will materially affect the Company's cash flow in fiscal year 2006 and future years.

Effective January 1, 2006, the Company amended its defined benefit pension plan to close the plan to new participants on December 31, 2005 and freeze accruals as of January 1, 2006 for participants under age 40, participants with less than 5 years of vesting service and for certain officers. The plan change resulted in a curtailment charge of $7.5 million during fiscal year 2006.

Self Insurance Reserves. The Company purchases third-party insurance for workers' compensation, general liability and automobile claims that exceed certain dollar limits. The Company is responsible for the payment of workers' compensation, general liability and automobile claims under the insured limits. The Company records a liability for its obligation associated with incurred losses utilizing information from a third-party actuary. The third-part actuary utilizes historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. The loss estimates are adjusted based upon actual reported and settled claims.

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Intangible Assets, Net. Leasehold intangibles, which represent the excess of fair value over the carrying value of leaseholds, are amortized on a straight-line basis over the remaining terms of the lease agreements and are included in property and equipment, net. Customer relationships, which represent the value of customer relationships obtained in acquisitions or purchased, are amortized on a straight-line basis over their estimated useful life and are included in other assets. The carrying value of intangible assets is reviewed by the Company's management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Derivative Financial Instruments. The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The counterparties to these instruments are major financial institutions. These agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense.

Stock Based Compensation. The Company adopted SFAS 123R, "Share Based Payment," during the fourth quarter of fiscal year 2005. The Company had previously accounted for stock based compensation under the guidelines of APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award. The Company elected to apply the standard using the modified retrospective method of adoption, where the standard would only impact stock based compensation expense in fiscal year 2005 and future years. The adoption of SFAS 123R resulted in a $3.6 million reduction in compensation costs, a component of selling, general and administrative expenses, in fiscal year 2005. The application of SFAS 123R did not have an impact on the overall cash flows of the Company. As of January 28, 2006, the Company had two stock based compensation programs that are described in Note 20 to the Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on its variable rate debt. The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. The Company does not use financial instruments for trading or other speculative purposes and is not a party to any leveraged derivative instruments. The Company's net exposure to interest rate risk is based on the difference between the outstanding variable rate debt and the notional amount of its interest rate swaps. At January 28, 2006, the Company had $426.0 million of variable rate debt and $125.0 million of off setting, receive variable rate, pay fixed rate swaps. The impact on the Company's results of operations of a one-percent rate change on the outstanding balance of unhedged variable rate debt as of January 28, 2006 and January 29, 2005 would be $3.0 million and immaterial, respectively.

During the fourth quarter of fiscal year 2006, the Company de-designated and terminated interest rate swaps with a combined notional value of $125.0 million. The interest rate swaps were being used to hedge variable rate debt that was paid off during the fourth quarter of fiscal year 2006. The Company also de-designated forward starting interest rate swaps with a combined notional value of $125.0 million during the fourth quarter of fiscal year 2006 and subsequently terminated an interest rate swap with a notional value of $50.0 million during fiscal year 2007.

The Company also owns marketable equity securities that are subject to market risk. A discussion of the Company's accounting policies for derivative financial instruments and equity securities is included in the Summary of Significant Accounting Policies in Note 1 to the Company's consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share amounts)

	Fiscal Year Ended		
	January 28, 2006	January 29, 2005	January 31, 2004
Revenues	$ 2,968,777	$ 2,446,832	$ 2,264,907
Cost of goods sold (including occupancy and buying expenses)	1,977,385	1,618,639	1,506,905
Selling, general and administrative expenses	727,312	600,697	562,899
Asset impairments and store closing costs	3,707	2,957	—
Pension curtailment charge	7,459	—	—
Hurricane losses	991	—	—
Restructuring charges	(1,580)	—	2,011
Operating income	253,503	224,539	193,092
Interest expense	(50,790)	(34,292)	(38,806)
Interest income	3,541	2,146	1,518
Gain on sale of property, equipment and investments	7,301	1,883	14,843
Income before income taxes	213,555	194,276	170,647
Income taxes	76,500	70,200	59,100
Income before cumulative effect of change in accounting principle	137,055	124,076	111,547
Cumulative effect of change in accounting principle, net of income tax benefit of $98	(152)	—	—
Net income	$ 136,903	$ 124,076	$ 111,547
Basic and diluted income per share before cumulative effect of change in accounting principle	$ 2.65	$ 2.40	$ 2.11
Cumulative effect of change in accounting principle	—	—	—
Basic and diluted net income per share	$ 2.65	$ 2.40	$ 2.11
Weighted average shares outstanding	51,717,325	51,693,308	52,755,577

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	January 28, 2006	January 29, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 330,016	$ 232,264
Accounts receivable, net	36,117	319,706
Merchandise inventory	703,609	527,860
Prepaid expenses and other current assets	34,122	17,302
Total current assets	1,103,864	1,097,132
Investment securities	6,196	6,914
Property and equipment, net	1,038,250	734,866
Goodwill	246,113	—
Other assets	46,493	27,994
Total assets	$2,440,916	$1,866,906
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 249,553	$ 187,061
Accrued expenses	117,345	76,498
Accrued income taxes	36,092	35,289
Deferred income taxes	18,855	2,695
Current installments of long-term debt and capital lease obligations	16,807	8,199
Total current liabilities	438,652	309,742
Deferred income taxes	15,717	21,537
Long-term debt and capital lease obligations, excluding current installments	574,094	293,220
Interest rate swap liability	4,641	21,305
Deferred compensation and other noncurrent liabilities	212,985	154,486
Total liabilities	1,246,089	800,290
Stockholders' equity:		
Preferred stock	—	—
Common stock, 51.7 and 51.5 million shares issued and outstanding as of January 28, 2006 and January 29, 2005, respectively	517	515
Paid-in capital	537,676	533,923
Retained earnings	737,730	617,097
Accumulated other comprehensive loss	(81,096)	(84,919)
Total stockholders' equity	1,194,827	1,066,616
Total liabilities and stockholders' equity	$2,440,916	$1,866,906

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(dollars in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at February 1, 2003	$546	$558,728	$421,203	$(22,382)	$ 958,095
Comprehensive income:					
Net income	—	—	111,547	—	111,547
Reclassification adjustment for investment gains included in net income, net of $136 income tax benefit	—	—	—	(231)	(231)
Unrealized gain on investments, net of $476 income tax expense	—	—	—	811	811
Unrealized gain on interest rate swaps, net of income tax expense of $2,074	—	—	—	3,528	3,528
Reclassification adjustment for interest rate swap dedesignation, net of income tax expense of $2,398	—	—	—	4,083	4,083
Pension asset adjustment, net of income tax benefit of $38,269	—	—	—	(65,162)	(65,162)
Total comprehensive income					54,576
Cash dividends	—	—	(15,029)	—	(15,029)
Stock compensation granted, net	—	2,061	—	—	2,061
Common stock issued	3	3,906			3,909
Repurchase and retirement of common stock	(30)	(28,211)	—	—	(28,241)
Balance at January 31, 2004	519	536,484	517,721	(79,353)	975,371
Comprehensive income:					
Net income	—	—	124,076	—	124,076
Reclassification adjustment for investment gains included in net income, net of $109 income tax benefit	—	—	—	(184)	(184)
Unrealized gain on investments, net of $286 income tax expense	—	—	—	483	483
Unrealized gain on interest rate swaps, net of income tax expense of $3,027	—	—	—	5,157	5,157
Pension asset adjustment, net of income tax benefit of $6,474	—	—	—	(11,022)	(11,022)
Total comprehensive income					118,510
Cash dividends	—	—	(24,700)	—	(24,700)
Stock compensation granted, net	—	1,062	—	—	1,062
Common stock issued	3	3,540	—	—	3,543
Repurchase and retirement of common stock	(7)	(7,163)	—	—	(7,170)
Balance at January 29, 2005	515	533,923	617,097	(84,919)	1,066,616
Comprehensive income:					
Net income	—	—	136,903	—	136,903
Reclassification adjustment for investment gains included in net income, net of $214 income tax benefit	—	—	—	(363)	(363)
Unrealized gain on investments, net of $76 income tax expense	—	—	—	129	129
Unrealized gain on interest rate swaps, net of income tax expense of $5,278	—	—	—	9,044	9,044
Pension asset adjustment, net of income tax benefit of $3,123	—	—	—	(4,987)	(4,987)
Total comprehensive income					140,726
Cash dividends	—	—	(16,270)	—	(16,270)
Stock compensation granted, net	—	349	—	—	349
Common stock issued	3	3,499	—	—	3,502
Repurchase and retirement of common stock	(1)	(95)	—	—	(96)
Balance at January 28, 2006	$517	$537,676	$737,730	$(81,096)	$1,194,827

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Fiscal Year Ended		
	January 28, 2006	January 29, 2005	January 31, 2004
Cash flows from operating activities:			
Net income	$ 136,903	$ 124,076	$ 111,547
Adjustments to reconcile net income to net cash provided by operating activities:			
Asset impairments and store closing costs	3,707	2,957	—
Deferred income taxes	23,842	1,702	12,796
Depreciation and amortization	113,945	101,255	91,007
Restructuring charges	(1,580)	—	2,011
Pension curtailment	7,459	—	—
Gain on sale of property, equipment and investments	(7,301)	(1,883)	(14,843)
(Increase) decrease in:			
Accounts receivable, net	(34,609)	(8,565)	23,299
Merchandise inventory	(33,693)	(31,618)	(8,752)
Prepaid expenses and other assets	(33,292)	498	(6,273)
Increase (decrease) in:			
Accounts payable and accrued expenses	61,112	28,089	21,688
Accrued income taxes	571	(1,210)	11,417
Deferred compensation and other liabilities	(683)	27,684	11,379
Net cash provided by operating activities	236,381	242,985	255,276
Cash flows from investing activities:			
Acquisition of Proffitt's/McRae's, net of cash acquired	(620,970)	—	—
Proceeds from sale of credit card portfolio	321,289	—	—
Purchases of investments	(50)	(167)	—
Proceeds from sales of investments	990	100	2,475
Purchases of property and equipment	(169,673)	(142,235)	(109,371)
Proceeds from sales of property and equipment	74,244	5,076	27,671
Net cash used by investing activities	(394,170)	(137,226)	(79,225)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	828,781	19	53,436
Principal payments on long-term debt and capital lease obligations	(553,922)	(7,898)	(112,988)
Payments for redemption of interest rate swaps	(4,364)	—	—
Stock compensation tax benefit	1,411	183	—
Dividends paid	(16,270)	(24,700)	(15,029)
Repurchase of common stock	(95)	(7,170)	(26,685)
Net cash provided (used) by financing activities	255,541	(39,566)	(101,266)
Net increase in cash and cash equivalents	97,752	66,193	74,785
Cash and cash equivalents at beginning of period	232,264	166,071	91,286
Cash and cash equivalents at end of period	$ 330,016	$ 232,264	$ 166,071
Supplemental disclosures of cash flow information:			
Interest paid	$ 33,235	$ 23,511	$ 26,693
Income taxes paid	57,611	65,060	35,695
Supplemental schedule of noncash investing and financing activities:			
Increase in property and equipment through assumption of capital leases	2,111	1,212	2,571
Increase in property and equipment through capitalization of construction period rent	1,061	7,982	—
Increase in property and equipment through accrued purchases	17,736	9,290	22,136
Increase in long-term debt through other current assets	12,653	—	—

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Belk, Inc. and its subsidiaries (the "Company") operate retail department stores in 15 states primarily in the southeastern United States. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's fiscal year ends on the Saturday closest to each January 31. All references to "fiscal year 2007" refer to the period ending February 3, 2007; references to "fiscal year 2006" refer to the period ended January 28, 2006; references to "fiscal year 2005" refer to the period ended January 29, 2005; and references to "fiscal year 2004" refer to the period ended January 31, 2004.

Certain prior period amounts have been reclassified to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are required as part of determining the allowance for doubtful accounts, depreciation, amortization and recoverability of long-lived and intangible assets, recovery of goodwill, establishing restructuring and other reserves, and calculating retirement benefits.

Revenues

Revenues include sales of merchandise and the net revenue received from leased departments of \$12.5 million, \$8.4 million and \$7.6 million for fiscal years 2006, 2005, and 2004, respectively. Sales from retail operations are recorded at the time of delivery and reported net of merchandise returns. The reserve for returns is calculated as a percentage of sales based on historical return percentages.

Cost of Goods Sold

Cost of goods sold includes occupancy and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Buying expenses include payroll and travel expenses associated with the buying function.

Finance Charges

Selling, general and administrative expenses in the consolidated statements of income are reduced by finance charge and late fee revenue arising from customer accounts receivable. Finance charge and late fee revenues were \$66.6 million, \$69.2 million and \$63.0 million in fiscal years 2006, 2005, and 2004, respectively.

Pre-Opening Costs

Store pre-opening costs are expensed as incurred.

Advertising

Advertising costs, net of co-op recoveries from suppliers, are expensed as incurred and amounted to \$89.3 million, \$69.1 million and \$63.3 million in fiscal years 2006, 2005, and 2004, respectively.

Long-Lived Asset Recoverability

Long-lived assets, including intangible assets, are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is generally based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

Cash Equivalents

Cash equivalents include liquid investments with an original maturity of 90 days or less.

Merchandise Inventory

Merchandise inventory is stated at the lower of average cost or market as determined by the retail inventory method.

Investments

The Company accounts for investments in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities classified as available-for-sale are valued at fair value, while securities that the Company has the ability and positive intent to hold to maturity are valued at amortized cost. The Company includes unrealized holding gains and losses for available-for-sale securities in other comprehensive income. Realized gains and losses are recognized on a specific identification basis and are included in income. Declines in value that are considered to be other than temporary are reported in gain (loss) on property, equipment and investments.

Property and Equipment, Net

Property and equipment owned by the Company is stated at cost less accumulated depreciation. Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are provided utilizing straight-line and various accelerated methods over the shorter of estimated asset lives or related lease terms. The Company also amortizes the depreciation of leasehold improvements over the expected lease term that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the date the assets are placed in service, to be reasonably assured. In fiscal year 2005 the Company implemented a new accounting policy to capitalize rent expense during a store's construction period. In accordance with Staff Position FAS 13-1, the Company will expense construction period rent as incurred starting in fiscal year 2007.

Goodwill

Goodwill and other intangible assets are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." This statement requires that goodwill and other intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

As of January 28, 2006 (the date of the Company's most recent impairment test) the fair value of the reporting unit exceeded the carrying amount and no impairment charge was recorded.

Rent Expense

The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date when the company gains control of the property. Rent expense during store construction is included in leasehold improvement costs. In accordance with Staff Position FAS 13-1, the Company will expense construction period rent as incurred starting in fiscal year 2007.

Vendor Allowances

The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in its stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter. The following summarizes the types of vendor incentives and the Company's applicable accounting policy:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to selling, general and administrative expenses in the period that the advertising expense is incurred.
- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendor's merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.
- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expense in the period that the payroll cost is incurred.

Stock Based Compensation

The Company adopted the Financial Accounting Standards Board ("FASB") SFAS No. 123R, "Share Based Payment" ("SFAS 123R"), during the fourth quarter of fiscal year 2005. The Company had previously accounted for stock based compensation under the guidelines of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires the Company to account for stock based compensation using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award. The Company elected to apply the standard using the modified retrospective method of adoption, where the standard would only impact stock based compensation expense in fiscal year 2005 and future years. The adoption of SFAS 123R resulted in a $3.6 million reduction in compensation costs, a component of selling, general and administrative expenses, in fiscal year 2005. The application of SFAS 123R did not have an impact on the overall cash flows of the Company. As of January 28, 2006, the Company had three stock based compensation programs, that are described in Note 20.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Intangible Assets, Net

Leasehold intangibles, which represent the excess of fair value over the carrying value of leaseholds, are amortized on a straight-line basis over the remaining terms of the lease agreements and are included in property and equipment, net. Customer relationships, which represent the value of customer relationships obtained in acquisitions or purchased, are amortized on a straight-line basis over their estimated useful life and are included in other assets. The carrying value of intangible assets is reviewed by the Company's management to assess the recoverability of the assets when facts or circumstances exist that indicate that the carrying value may no longer be recoverable.

Derivative Financial Instruments

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The counterparties to these instruments are major financial institutions. These agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense.

During the fourth quarter of fiscal year 2006, the Company de-designated and terminated interest rate swaps with a combined notional value of $125.0 million. The interest rate swaps were being used to hedge variable rate debt that was paid off during the fourth quarter of fiscal year 2006. The Company also de-designated forward starting interest rate swaps with a combined notional value of $125.0 million during the fourth quarter of fiscal year 2006 and subsequently terminated an interest rate swap with a notional value of $50.0 million during fiscal year 2007.

During the first quarter of fiscal year 2005, the Company terminated two interest rate swaps with a combined notional value of $50.0 million. The interest rate swaps had previously been dedesignated as cash flow hedges during the third quarter of fiscal year 2004.

The Company holds $125.0 million of interest rate swaps that hedge the Company's $125.0 million bond facility through maturity in 2008. As of January 28, 2006 and January 29, 2005, the Company had swaps with a negative fair value of $4.6 million and $21.3 million, respectively. As of January 28, 2006 and January 29, 2005, $3.5 million and $21.3 million of the Company's interest rate swaps were designated as a cash flow hedge of forecasted cash flows associated with the Company's borrowings. For fiscal year 2005, $0.5 million of the Company's swap liability related to contracts with option provisions that are excluded from hedge accounting treatment. Any hedge ineffectiveness is recorded as a component of interest expense. During fiscal years 2006 and 2005, there was no material hedge ineffectiveness recorded by the Company. The change in the swap liability for contracts with option provisions is recorded in interest expense on the consolidated statement of income. The Company recorded $0.1 million to interest expense and $0.4 million as an offset to interest expense related to the change in swap liability for contracts with option provisions for the twelve months ended January 28, 2006 and January 29, 2005.

Implementation of New Accounting Standards

In March, 2005, the Financial Accounting Standards Board ("FASB") Issued Interpretation 47 "Accounting for Conditional Asset retirement Obligations" ("FIN 47"). FIN 47 clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," and refers to a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 was effective no later than the end of fiscal years ending after December 15, 2005. Conditional asset retirement obligations recorded in the consolidated balance sheet due to the implementation of FIN 47 will be reported as a cumulative-effect adjustment in the consolidated statement of income.

On January 28, 2006, the Company adopted FIN 47 and determined that there is a regulatory obligation to abate asbestos when it is disturbed, usually from construction activities during remodeling, expansion or closure. The Company has a number of stores that may have potential exposure to asbestos abatement if the Company elected to perform construction activities in these stores that disturb the existing asbestos. The Company is unable to compute the obligation at January 28, 2006 for the stores not currently scheduled for such activities because it cannot determine if or when such activities would occur. The Company has evaluated its exposure at stores scheduled to have such activities and recorded an asset retirement obligation of $0.3 million as of January 28, 2006. The cumulative-effect adjustment recorded in fiscal 2006 is an expense of $0.2 million.

In June 2005, the Emerging Issues Task Force ("EITF") issued EITF 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination." EITF 05-6 addresses the amortization for leasehold improvements in operating leases that are either placed in service significantly after and not contemplated at or near the beginning of the initial lease term, or acquired in a business combination. EITF 05-6 was effective for reporting periods beginning after June 20, 2005. The adoption of EITF 05-6 did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In October 2005, the FASB issued Staff Position FAS 13-1, "Accounting for Rental Costs incurred during a Construction Period." Under the provisions of Staff Position FAS 13-1, the rental costs incurred under a lease agreement during the period of construction but prior to the commencement of the lessee's operations could not be capitalized and should be recognized as rental expense in the period they are incurred. Currently, the Company capitalizes rental costs incurred during the construction period but prior to the commencement of operations. Such capitalized rent is then amortized over the life of the lease. The guidance in Staff Position FAS 13-1 is effective for the first reporting period beginning after December 15, 2005 and is anticipated to have an impact on the results of operations for the Company. However, the Company has not yet measured the impact the adoption of this statement may have on its operating results.

In December 2004, the FASB issued SFAS 123R, which details how the Company should account for stock-based compensation. The Company elected to adopt SFAS 123R in fiscal year 2005 and to apply the modified retrospective method of adoption, where the standard would only impact stock based compensation expense in fiscal year 2005 and future years. The Company had previously accounted for stock-based compensation under the guidance set forth in APB No. 25, "Accounting for Stock Issued to Employees."

(2) Proffitt's and McRae's Acquisition

Effective on July 3, 2005, the Company completed the acquisition of 22 Proffitt's stores and 25 McRae's stores from Saks Incorporated ("Saks") at a purchase price of $622.3 million. Proffitt's and McRae's are regional department stores located in 11 of the 14 Southeastern states where the Company's stores operate. The acquisition was initially financed with proceeds from cash on hand, borrowings from its existing note payable, a new bank credit facility and a new bridge credit facility ("the Bridge Loan"). The Company subsequently repaid the Bridge Loan with proceeds from the issuance of senior notes. The Company's existing debt facilities are described further in footnote 15.

The transaction was accounted for using the purchase method of accounting as required by FASB Statement No. 141, "Business Combinations." The results of Proffitt's and McRae's have been included in the consolidated financial statements from the date of acquisition.

The purchase price allocation has been prepared on a preliminary basis, and reasonable changes are expected as additional information becomes available. The following is a summary of the estimated fair values of the assets acquired and liabilities assumed, which includes transaction costs:

dollars in thousands	
Inventory	$142,057
Other current assets	2,817
Property, plant and equipment	282,729
Goodwill	246,113
Intangible assets	750
Net deferred tax asset	9,710
Other assets	5,691
Total assets acquired	689,867
Current liabilities	56,281
Long-term liabilities	11,276
Total liabilities assumed	67,557
Net Assets Acquired	$622,310

In connection with the acquisition, the Company closed the Proffitt's and McRae's division headquarters in Alcoa, Tennessee and certain store locations. At the date of acquisition, the Company established reserves totaling $10.8 million, including $8.6 million in severance costs for employees to be terminated, $1.2 million in relocation costs for employees eligible for transfers and $1.0 million for post-closing real estate holding costs. As of January 28, 2006, the remaining balance of those reserves was $1.0 million, including $0.8 million for post-closing real estate holding costs and $0.2 million in severance and relocation costs.

The following unaudited pro forma financial information presents results as if the acquisition had occurred at the beginning of fiscal year 2006:

	Twelve Months Ended January 28, 2006
	(dollars in thousands)
Net sales	$3,232,034
Net income	123,576
Earnings per share, basic and diluted	2.39

These pro forma results have been prepared for comparative purposes only and include increased interest expense on acquisition debt and additional amortization expense as a result of fair market valuation adjustments for acquired assets. The pro forma results include the allocation of certain overhead expenses of Saks and do not include any cost savings that may result from the acquisition or any additional costs that will be incurred to integrate the Proffitt's and McRae's stores. Therefore, they are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods or of future results.

(3) Sale of Credit Card Portfolio

On January 28, 2006, GE Money Bank "GE" purchased the Company's private label credit card accounts and related customer accounts receivable for $321.3 million. Approximately $125.0 million of the proceeds from the transaction were used to pay off the note payable which had been secured by the customer accounts receivable. The Company recognized a gain of $3.1 million in connection with the sale of the credit card portfolio.

In a separate but related transaction, GE purchased customer credit card accounts and related accounts receivable from HSBC Bank Nevada, National Association, from which the Company had purchased the rights to as part of the acquisition of the 47 Proffitt's and McRae's stores (the "PM Credit Card Portfolio"). The Company recorded an intangible asset of $9.3 million representing the amount paid by the Company to HSBC to permit the sale of the PM Credit Card Portfolio to GE. This intangible asset will be amortized on a straight-line basis over the 10-year term of the Belk/GE program agreement ("Program Agreement") as described below.

In connection with the sale of the Company's credit card portfolio and GE's purchase of the PM Credit Card Portfolio, Belk and GE entered into a 10-year credit card program agreement. This Program Agreement sets forth the terms and conditions under which GE will issue credit cards to Belk's customers. The Company will be paid a percentage of net credit sales, as defined by the Program Agreement, for future credit card sales. Under the terms of the Program Agreement Belk is required to perform certain duties, including providing interim servicing and receiving and remitting in-store payments on behalf of GE. Belk will receive fees for these activities. Interim servicing is expected to end in April 2006. No payments were due under this agreement as of January 28, 2006. Future amounts earned under the Program Agreement will be recorded as a reduction of selling, general and administrative expenses.

(4) VISA Settlement

The Company was a member of the plaintiffs' class in the Visa Check/MasterMoney Antitrust Litigation (the "VISA Settlement"), a class action lawsuit in which the class consisted of all businesses and organizations in the United States that accepted Visa and MasterCard debit and credit cards for payment at any time during the period October 25, 1992 to June 21, 2003. The class plaintiffs claimed that, through their "Honor All Cards" policies, Visa and MasterCard forced merchants to accept Visa and MasterCard signature debit card transactions at super competitive prices. In April 2003, Visa and MasterCard settled with the plaintiffs' class by agreeing to pay $3.05 billion over time into a settlement fund. During the third quarter, the Company received notice that its portion of the VISA Settlement was approximately $1.7 million. The Company recorded this amount as a reduction to selling, general and administrative expenses during fiscal year 2006.

(5) Hurricane Katrina

The Company operates 20 stores in the areas that were affected by Hurricane Katrina. Operations were interrupted at 13 store locations, with the most significant physical damage at the Company's Biloxi, Mississippi location. As of November 4, 2005, all store locations had been reopened for business. The Company maintains insurance coverage for windstorm, property, flood damage and business interruption, and has received and anticipates further receipt of insurance proceeds to cover losses due to the hurricane. For fiscal year 2006, the Company recorded $1.0 million of expenses related to the impact of Hurricane Katrina, consisting of expenses incurred of $4.8 million, netted against insurance proceeds of $3.8 million. In addition, the Company recognized $3.9 million of insurance proceeds as reimbursement for damaged merchandise with a book value of $3.6 million and $9.8 million of insurance proceeds in connection with the write-off of fixed assets with a net book value of $5.0 million. Additional expenses and recoveries are expected as reconstruction and repairs continue at affected store locations and additional claims are filed with insurance carriers.

(6) Asset Impairment and Store Closing Costs

In fiscal year 2006, the Company recorded a $1.2 million asset impairment charge for assets related to a software development project that was abandoned, a $2.8 million charge for costs associated with the impairment and demolition of a portion of its corporate office building, a $0.2 million charge related to two store closings and a $0.5 million reduction to previously established reserves.

During fiscal year 2005, the Company recorded $3.0 million of exit costs related to the closing of six stores in fiscal year 2005 and one store to be closed in fiscal year 2006. The exit costs consisted primarily of the loss on abandonment of leasehold improvements, post-closing real estate lease obligations and severance costs.

As of January 28, 2006 and January 29, 2005 the remaining reserve balance for post-closing real estate lease obligations was $0.8 million and $2.5 million, respectively. The Company does not anticipate incurring significant additional exit costs in connection with the store closings.

(7) Lease Accounting

Historically rent expense was recorded on a straight-line basis over the non-cancelable lease term beginning on the date when the rent is first assessed, which is typically the store opening date. The depreciable lives of certain leasehold improvements and long-lived assets on those properties extended beyond the non-cancelable lease term.

The Company believed that its accounting treatment was permitted under generally accepted accounting principles and that such treatment was consistent with the practices of other companies in the retail industry. However, on February 7, 2005, the Chief Accountant of the U.S. Securities and Exchange Commission ("SEC") released a letter expressing the SEC's views on certain lease accounting matters. The Company has identified areas where its historical accounting practices differ from the SEC's views and adjusted its accounting policies as follows to comply with the SEC's guidance: i) conform the depreciable lives for buildings on leased land and other leasehold improvements to the shorter of the economic life of the asset or the lease term used for determining the capital versus operating lease classification and calculating straight-line rent; ii) include pre-opening rent-free periods and cancelable option periods in the calculation of straight-line rent expense where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured; and iii) capitalize rent costs during the store construction period. The Company has recorded the life-to-date accounting impact of correcting for these errors in fiscal year 2005.

The cumulative effect of these adjustments in fiscal year 2005 was an increase in depreciation expense, a component of selling, general and administrative expenses, of $8.9 million, $5.6 million net of tax, and an increase in rent expense, a component of cost of goods sold, of $1.7 million, $1.1 million net of tax. These adjustments did not have any impact on the overall cash flows of the Company.

(8) Restructuring Charge

The Logistics Restructuring

During fiscal year 2001, the Company constructed a new 371,000 square foot central distribution center in Blythewood, SC as part of the restructuring of the Company's merchandise distribution and logistics network (the "Logistics Restructuring"). During fiscal year 2002, the Company completed the consolidation of its distribution centers located in Charlotte, NC, Morrisville, NC, Greensboro, NC, Mauldin, SC, Summerville, SC and Fayetteville, NC, together with store merchandise receiving and processing functions in 91 stores not previously serviced by a distribution center, into the new Blythewood center.

During fiscal year 2004, the Company increased the estimated post-closing real estate lease obligations by $2.0 million. During fiscal year 2006, the Company sublet the Summerville, SC distribution center and, as a result, reduced its reserves for post-closing real estate obligations by $1.6 million.

As of January 28, 2006 and January 29, 2005 the remaining logistics restructuring reserve balance for post-closing real estate lease obligations was $0.5 million and $2.7 million, respectively. The Company does not anticipate incurring significant additional exit costs in connection with the logistics restructuring.

The Merchandising Restructuring

During fiscal year 2003, the Company recorded a restructuring charge of $7.1 million in connection with the consolidation of its divisional merchandising and marketing functions into a single organization located at the Company's corporate offices in Charlotte, NC (the "Merchandising Restructuring"). The consolidation also included implementation of a central planning and allocation function to oversee the distribution and allocation of merchandise to the stores. The charge consisted of $5.1 million of employee severance costs, $1.5 million of post-closing real estate lease obligation costs, and $0.5 million for the reduction to fair value of excess assets. Approximately 260 merchandising, marketing and administrative personnel accepted severance effective August 3, 2002 as a result of the restructuring. The Company relocated its division offices from their previous locations into smaller facilities and sold or sublet the previous division office locations. The Company sold excess property and equipment from the division offices with a net book value of approximately $1.4 million. The consolidation was substantially completed in the third quarter of fiscal year 2003.

(9) Accumulated Other Comprehensive Loss

The following table sets forth the components of accumulated other comprehensive loss:

	January 28, 2006	January 29, 2005
	(dollars in thousands)	
Unrealized loss on interest rate swaps, net of $991 and $6,269 income tax benefit as of January 28, 2006 and January 29, 2005, respectively	$ (1,630)	$(10,674)
Unrealized gains on investments, net of $987 and $1,125 income tax expense as of January 28, 2006 and January 29, 2005, respectively	1,705	1,939
Pension asset adjustment, net of income tax benefit of $47,866 and $44,743 as of January 28, 2006 and January 29, 2005, respectively	(81,171)	(76,184)
Accumulated other comprehensive loss	$(81,096)	$(84,919)

(10) Accounts Receivable, Net

Customer receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise from the Company. These accounts have various billing and payment structures, including varying minimum payment levels. Installments of deferred payment accounts receivable maturing after one year are included in current assets in accordance with industry practice. All customer accounts receivable were sold to GE effective January 28, 2006.

The Company provides an allowance for doubtful accounts that is determined based on a number of factors, including delinquency rates, bankruptcy filings, historical charge-off patterns and management judgment.

Accounts receivable, net consists of:

	January 28, 2006	January 29, 2005
	(dollars in thousands)	
Customer receivables	$ —	$313,361
Other receivables	36,199	16,331
Less allowance for doubtful accounts	(82)	(9,986)
Accounts receivable, net	$36,117	$319,706

Changes in the allowance for doubtful accounts are as follows:

	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004
		(dollars in thousands)	
Balance, beginning of year	$ 9,986	$ 13,036	$ 11,729
Charged to expense	9,350	11,661	17,536
Net uncollectible balances written off	(11,349)	(14,711)	(16,229)
Reduction for sale of customer accounts receivable	(7,905)	—	—
Balance, end of year	$ 82	$ 9,986	$ 13,036

(11) Investment Securities

Held-to-maturity securities consist of federal, state and local debt securities. Details of investments in held-to-maturity securities are as follows:

	January 28, 2006	January 29, 2005
	(dollars in thousands)	
Amortized cost	$475	$425
Gross unrealized (loss) gain	(3)	7
Fair value	$472	$432

At January 28, 2006, scheduled maturities of held-to-maturity securities are as follows:

	Fair Value	Amortized Cost
	(dollars in thousands)	
One to five years	$ 30	$ 30
Six to ten years	—	—
After ten years	442	445
	$472	$475

Available-for-sale securities consist primarily of equity investments. Details of investments in available-for-sale securities are as follows:

	January 28, 2006	January 29, 2005
	(dollars in thousands)	
Cost	$3,010	$3,405
Gross unrealized gains	2,711	3,084
Fair value of securities	$5,721	$6,489

Details of realized gains and losses are as follows:

	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004
		(dollars in thousands)	
Gross realized gains on sales of securities	$606	$ 396	$1,000
Gross realized losses on sales of securities	—	(49)	(1)
Losses on other than temporary declines in market values	—	(155)	—
Net realized gain	$606	$ 192	$ 999

(12) Property and Equipment, net

Details of property and equipment, net are as follows:

	Estimated lives	January 28, 2006	January 29, 2005
		(dollars in thousands)	
Land	n/a	$ 53,168	$ 23,500
Buildings	15-40	920,289	737,105
Furniture, fixtures and equipment	3-7	806,441	629,199
Property under capital leases	5-25	50,850	73,020
Construction in progress	n/a	32,846	33,039
		1,863,594	1,495,863
Less accumulated depreciation and amortization		(825,344)	(760,997)
Property and equipment, net		$1,038,250	$ 734,866

(13) Sale of Properties

During fiscal year 2006, the Company sold a portion of its headquarters building located in Charlotte, NC for $47.2 million. The Company also entered into a lease arrangement with the purchaser of the property to lease the property for a term of 15 years. The sale and leaseback transactions have been accounted for as a sale-leaseback under FAS 98, *Accounting for Leases,* and the gain on the sale of the property of $31.4 million has been deferred and will be recognized ratably over the 15-year lease term.

During fiscal year 2004, the Company sold investment property located in downtown Charlotte, NC and land located in Greenville, SC for a net sales price of $21.9 million and $3.7 million, respectively. The Company recognized a gain of $12.5 million, net of $7.4 million tax expense, on the sale of these properties, which is included in gain on sale of property, equipment and investments on the consolidated statements of income.

(14) Accrued Expenses

Accrued expenses are comprised of the following:

	January 28, 2006	January 29, 2005
	(dollars in thousands)	
Salaries, wages and employee benefits	$ 26,594	$23,582
Interest	3,157	2,692
Rent	5,913	4,051
Taxes, other than income	16,829	10,261
Store closing and restructuring reserves	941	3,100
Self insurance reserves	6,165	6,010
Advertising	4,470	2,048
Accrued capital expenditures	17,736	9,290
Other	35,540	15,464
Accrued Expenses	$117,345	$76,498

(15) Borrowings

Long-term debt, principally due to banks, and capital lease obligations consist of the following:

	January 28, 2006	January 29, 2005
	(dollars in thousands)	
Bond facility	$125,000	$125,000
Note payable	—	125,025
Credit facility term loan	200,000	—
Senior notes	200,000	—
Sale/leaseback financing	13,681	18,846
Capital lease agreements through August 2020	31,153	32,415
State bond facility	21,000	—
Unsecured notes payable	67	133
	590,901	301,419
Less current installments	(16,807)	(8,199)
Long-term debt and capital lease obligations, excluding current installments	$574,094	$293,220

The annual maturities of long-term debt and capital lease obligations over the next five years as of January 28, 2006 are $16.8 million, $3.1 million, $128.3 million, $3.1 million, and $202.6 million, respectively.

The bond facility matures in July 2008 and bears interest at a variable rate based on the market for the bonds that has historically approximated one-month LIBOR plus 70 basis points. During fiscal year 2006, the Company terminated the $250.0 million variable rate note (the "note payable") that was scheduled to mature in April 2008. The Company paid the outstanding $125.0 million balance on the note payable in connection with its sale of the Belk Proprietary Credit Card accounts receivable.

On April 30, 1999, the Company sold certain leasehold improvements for $42.0 million and is leasing them back through fiscal year 2008. The Company has the option to repurchase the leasehold improvements in May 2006 or at the end of the lease. In accordance with SFAS No. 98, "Accounting for Leases," and SFAS No. 66, "Accounting for Sales of Real Estate," the Company is accounting for the sale-leaseback as financing. The effective interest rate on the facility is 7.27%.

The Company's loan agreements place restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock, and guarantees. They also contain leverage ratio, tangible net worth and fixed charge coverage ratio requirements. The bond facility requires the Company to maintain a $126.8 million supporting letter of credit. The Company is in compliance with all debt covenants.

The Company has entered into interest rate swap agreements with various financial institutions to manage the exposure to changes in interest rates on its variable rate indebtedness. The amount of indebtedness covered by the interest rate swaps is $125.0 million for fiscal years 2007 through 2009 (see Note 1). The Company dedesignated and terminated interest rate swaps with a combined notional value of $125.0 million in connection with the debt termination. The Company also de-designated forward starting interest rate swaps with a combined notional value of $125 million during the fourth quarter of fiscal year 2006 and subsequently terminated a $50 million notional amount interest rate swap during fiscal year 2007.

During fiscal year 2006, the Company replaced its $330.0 million credit facility with a $580.0 million credit facility that expires in July 2010. Up until July 2008, under certain circumstances the credit facility may be increased to $680.0 million at the Company's request. The credit facility allows for up to $250.0 million of outstanding letters of credit. The current interest rate payable under the credit facility is based on LIBOR plus 75 basis points or prime. The credit facility contains restrictive covenants and financial covenants including leverage and fixed charge coverage ratios. The Company had $138.8 million of standby letters of credit and a $200.0 million term loan outstanding under the credit facility at January 28, 2006.

During fiscal year 2006, the Company also issued $200.0 million in senior notes that expire between July 2012 and July 2015. Of the outstanding balance, $120.0 million of the senior notes bear interest at a fixed rate between 5.05% and 5.31%, and the remaining $80.0 million have variable interest based on three-month LIBOR plus 80 basis points. The senior notes have restrictive covenants that are similar to the Company's credit facility.

(16) Leases

The Company leases certain of its stores, warehouse facilities and equipment. The majority of these leases will expire over the next 15 years. The leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses and, in certain instances, contingent rentals determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities. Assets under capital lease and accumulated amortization were $50.8 million and $26.5 million, respectively, at January 28, 2006 and are included in property and equipment, net.

Future minimum lease payments under noncancelable leases, net of future minimum sublease rental income under noncancelable subleases, as of January 28, 2006 were as follows:

Fiscal Year	Capital	Operating
	(dollars in thousands)	
2007	$ 4,756	$ 44,461
2008	4,784	41,001
2009	4,822	36,824
2010	4,494	32,958
2011	4,397	28,683
After 2011	20,860	174,534
Total	44,113	358,461
Less sublease rental income	—	(1,571)
Net rentals	44,113	$356,890
Less imputed interest	(12,960)	
Present value of minimum lease payments	31,153	
Less current portion	(3,059)	
	$ 28,094	

Net rental expense for all operating leases consists of the following:

	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004
		(dollars in thousands)	
Buildings:			
Minimum rentals	$40,972	$33,906	$29,834
Contingent rentals	4,205	3,507	3,323
Sublease rental income	(524)	(493)	(663)
Equipment	1,567	1,366	1,657
Total net rental expense	$46,220	$38,286	$34,151

(17) Income Taxes

Federal and state income tax expense from continuing operations was as follows:

	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004
		(dollars in thousands)	
Current:			
Federal	$52,867	$57,157	$41,689
State	4,189	4,670	3,953
	57,056	61,827	45,642
Deferred:			
Federal	18,017	7,742	12,292
State	1,427	631	1,166
	19,444	8,373	13,458
Income taxes	$76,500	$70,200	$59,100

A reconciliation between income taxes from continuing operations and income tax expense computed using the federal statutory income tax rate of 35% is as follows:

	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004
		(dollars in thousands)	
Income tax at the statutory federal rate	$74,744	$67,996	$59,727
State income taxes, net of federal income tax benefit	3,011	3,447	3,328
Increase in Cash Surrender Value of Officers' Life Insurance	(3,396)	(3,120)	(3,297)
Other	2,141	1,877	(658)
Income taxes	$76,500	$70,200	$59,100

Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

	January 28, 2006	January 29, 2005
	(dollars in thousands)	
Deferred tax assets:		
Prepaid pension costs	$ 21,922	$ 10,953
Benefit plan costs	29,259	28,737
Restructuring and other reserves	13,413	13,102
Inventory capitalization	2,028	6,151
Allowance for doubtful accounts	—	3,755
Tax carryovers	2,294	2,405
Interest rate swaps	2,167	7,768
Prepaid rent	4,807	4,575
Other	5,065	4,655
Gross deferred tax assets	80,955	82,101
Less valuation allowance	(437)	(548)
Net deferred tax assets	80,518	81,553
Deferred tax liabilities		
Property and equipment	68,871	73,762
Inventory	33,241	22,870
Investment securities	2,207	2,438
Goodwill	3,362	—
Other	7,409	6,715
Gross deferred tax liabilities	115,090	105,785
Net deferred tax liabilities	$ 34,572	$ 24,232

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the temporary differences becoming deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

During fiscal year 2006 and fiscal year 2005 the Company recognized $1.4 million and $0.2 million, respectively, of deferred tax benefits in connection with the issuance of stock compensation awards.

As of January 28, 2006, the Company has net operating loss carryforwards for federal and state income tax purposes of $1.1 million and $5.8 million, respectively, and state job credits of $2.2 million, which are available to offset future taxable income, if any. These carryforwards expire at various intervals through fiscal year 2021. Some of the loss carryforwards are limited to an annual deduction of approximately $0.3 million under a provision of IRC Section 382. In addition, the Company has alternative minimum tax net operating loss carryforwards of $2.8 million, which are available to reduce future alternative minimum taxable income at various intervals expiring through fiscal year 2011.

(18) Pension And Postretirement Benefits

Effective January 1, 2006, the Company amended its defined benefit pension plan to close the plan to new participants on December 31, 2005 and freeze accruals as of January 1, 2006 for participants under age 40, participants with less than 5 years of vesting service and for certain officers. The plan change resulted in a curtailment charge of $7.5 million during fiscal year 2006.

Effective January 1, 2005 the pension formula was modified for service on or after that date for all employees. Changes to the pension formula consist primarily of automatic updates of employee compensation amounts used to compute benefits and revised contribution rates. Previously the employee compensation updates were optional and earnings during the most recent update were used for all credited years of service. Under the new formula, the earnings update is automatic and applies only to credited years of service related to that update. On March 7, 2005, the Company made an optional $6.0 million contribution to its defined benefit pension plan.

The Company also provides postretirement medical and life insurance benefits to certain retired full-time employees. The Company accounts for postretirement benefits by recognizing the cost of these benefits over an employee's estimated term of service with the Company, in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

The change in the projected benefit obligation, change in plan assets, funded status, amounts recognized and unrecognized, net periodic benefit cost and actuarial assumptions are as follows:

	Pension Benefits		Postretirement Benefits	
	January 28, 2006	January 29, 2005	January 28, 2006	January 29, 2005
	(dollars in thousands)			
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$362,073	$332,946	$ 26,058	$ 24,431
Service cost	5,077	10,345	156	213
Interest cost	21,423	21,230	1,502	1,535
Plan amendments	8,022	—	—	—
Actuarial loss	8,509	19,019	3,273	2,327
Benefits paid	(22,771)	(21,467)	(2,681)	(2,448)
Benefit obligation at end of year	382,333	362,073	28,308	26,058
Change in plan assets:				
Fair value of plan assets at beginning of year	309,454	314,307	—	—
Actual return on plan assets	25,877	16,614	—	—
Contributions to plan	6,000	—	2,681	2,448
Benefits paid	(22,771)	(21,467)	(2,681)	(2,448)
Fair value of plan assets at end of year	318,560	309,454	—	—
Funded Status	(63,773)	(52,619)	(28,308)	(26,058)
Unrecognized net transition obligation	—	—	1,832	2,094
Unrecognized prior service costs	5,470	4,211	—	—
Unrecognized net (gain) loss	129,037	134,204	222	(3,448)
Net prepaid (accrued)	$ 70,734	$ 85,796	$(26,254)	$(27,412)
Amounts recognized in the consolidated balance sheets consist of:				
Minimum pension liability	$(63,773)	$(39,341)		
Pension asset	5,470	4,210		
Accumulated other comprehensive loss	129,037	120,927		
	$ 70,734	$ 85,796		
Obligation and funded status at November 1, 2005 and 2004, respectively:				
Projected benefit obligation	$382,333	$362,073	$ 28,308	$ 26,058
Accumulated benefit obligation	382,333	348,796	N/A	N/A
Fair value of plan assets	318,560	309,454	—	—

Weighted average assumptions were:

	Pension Plan			Postretirement Plan		
	January 28, 2006	January 29, 2005	January 31, 2004	January 28, 2006	January 29, 2005	January 31, 2004
Discount rates	5.750%	5.875%	6.375%	5.750%	5.875%	6.375%
Rates of compensation increase	3.0	3.0	4.0	N/A	N/A	N/A
Return on plan assets	8.5	8.5	8.5	N/A	N/A	N/A

The measurement date for the defined benefit pension plan and post retirement benefits is November 1. For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for fiscal year 2006; the rate was assumed to decrease to 5.5% gradually over the next 3 years and remain at that level for fiscal years thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of January 28, 2006 by $0.7 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended January 28, 2006 by $0.1 million. Decreasing the assumed health care cost trend rates by one percentage point would decrease the accumulated postretirement benefit obligation as of January 28, 2006 by $0.6 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended January 28, 2006 by $0.1 million. The Company's investment earnings assumption for the pension plan is based on the allocation of asset classes and their historical market returns thereon.

The asset allocation for the pension plan is as follows:

	Target Allocation	Percentage of Plan Assets at Year End		
	February 3, 2007	January 28, 2006	January 29, 2005	January 31, 2004
Equity Securities	65%	70%	66%	68%
Fixed Income	35%	29%	31%	30%
Cash	0%	1%	3%	2%
Total	100%	100%	100%	100%

The Company expects to have the following payments related to its pension and postretirement plans in the coming years:

Calendar Year	Pension Plan	Postretirement Plan
	(dollars in thousands)	
2006	$21,716	$2,760
2007	22,095	2,733
2008	22,470	2,762
2009	23,048	2,735
2010	23,694	2,710
2011 - 2015	132,674	12,816

The components of net periodic benefit expense are as follows:

	Pension Plan			Postretirement Plan		
	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004
	(dollars in thousands)					
Service cost	$ 5,077	$ 10,345	$ 11,521	$ 156	$ 213	$ 290
Interest cost	21,423	21,230	20,630	1,502	1,535	1,931
Expected return on assets	(25,198)	(26,233)	(26,537)	—	—	—
Amortization of unrecognized items:						
Net transition (asset) obligation	—	—	—	262	262	262
Prior service cost	1,362	276	276	—	—	—
Net losses (gains)	10,939	8,381	3,674	(425)	(497)	(276)
Annual benefit expense	13,603	13,999	9,564	1,495	1,513	2,207
Pension curtailment	7,459	—	—	—	—	—
Total expense	$ 21,062	$ 13,999	$ 9,564	$1,495	$1,513	$2,207

(19) Other Employee Benefits

The Belk Employees' Health Care Plan provides medical and dental benefits to substantially all full-time employees. This Plan is "self-funded" for medical and dental benefits through a 501(c)(9) Trust. The Group Life Insurance Plan and The Belk Employees Short Term Disability Insurance Plan provide insurance to substantially all full-time employees and are fully insured through contracts issued by insurance companies. Contributions by the Company under these plans amounted to approximately $34.9 million, $28.8 million and $26.3 million in fiscal years 2006, 2005, and 2004, respectively.

The Belk 401(k) Savings Plan, a contributory, defined contribution multi-employer plan, provides benefits for substantially all employees. The contributions to the 401(k) Savings Plan are comprised of a matching contribution, generally 50% of the employees' contribution up to 6% of eligible compensation. A basic contribution is also given to certain employees resulting from a prior benefit formula, generally approximately 2% of eligible compensation, regardless of the employees' contributions. Effective January 1, 2006, the plan was amended to provide an additional matching benefit for all new associates and for those associates whose benefit was frozen under the defined benefit contribution plan. Generally, the matching contribution was increased from 50% to 100% of the employee's contribution. The cost of the plan was $9.3 million, $8.9 million and $9.5 million in fiscal years 2006, 2005, and 2004, respectively.

Effective January 1, 2004, the Company established a non-qualified 401(k) Restoration Plan for highly compensated employees, as defined by ERISA. The Plan provides contributions to a participants' account ranging from 2% to 4.5% of eligible compensation to restore benefits limited in the qualified 401(k) plan. Participants can contribute up to 25% of eligible compensation. The cost of the plan in fiscal year 2006 and 2005 was approximately $1.0 million and $0.4 million, respectively.

On April 1, 2004, certain participants elected to waive their benefits in the Company's existing non-qualified defined benefit Supplemental Executive Retirement Plan ("Old SERP") in exchange for participation in the Company's new non-qualified defined contribution 2004 Supplemental Executive Retirement Plan

("2004 SERP"). This election resulted in the curtailment and settlement of their benefits in the Old SERP. The Company recognized a net charge of $1.4 million in selling, general and administrative expenses during fiscal year 2005 related to the curtailment and settlement. The 2004 SERP provides annual contributions ranging from 9% to 11% of eligible compensation to the participants' accounts, which earn 6.5% interest annually.

On a combined basis, Old SERP and 2004 SERP costs including the curtailment and settlement cost charged to operations were approximately $2.6 million, $4.2 million and $1.6 million in fiscal years 2006, 2005, and 2004, respectively. As of January 28, 2006 and January 29, 2005, the projected benefit obligation for Old SERP was $11.9 million and $12.3 million, respectively. The corresponding accrued obligation of $11.0 million and $11.4 million as of January 28, 2006 and January 29, 2005, respectively, has been recorded in deferred compensation and other non-current liabilities. The effective discount rates used in determining the net periodic Old SERP liability as of January 28, 2006, January 29, 2005, and January 31, 2004 was 5.75%, 5.875% and 6.375%, respectively. Actuarial gains and losses are amortized over the average remaining service lives of the participants.

Certain eligible employees participate in a non-qualified Deferred Compensation Plan ("DCP"). Participants in the DCP have elected to defer a portion of their regular compensation subject to certain limitations prescribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates that have historically been between 7% and 15%. Interest cost related to the plan and charged to interest expense was $3.7 million in fiscal years 2006, 2005, and 2004.

(20) Stock-Based Compensation

In fiscal year 2001, the Company's Board of Directors approved the Belk, Inc. 2000 Incentive Stock Plan (the "Plan"). Under the Plan, the Company is authorized to award up to 2.8 million shares of common stock for various types of equity incentives to key executives of the Company.

In fiscal years 2004 and 2003, the Company applied APB 25 in measuring compensation cost extended under the Plan. In December 2004, the FASB issued SFAS 123R, which details how the Company should account for stock-based compensation. The Company elected to adopt SFAS 123R in fiscal year 2005 and to apply the modified retrospective method of adoption, where the standard would only impact stock-based compensation expense in fiscal year 2005 and future years. The effect of the implementation of SFAS 123R to fiscal year 2005 was a $3.6 million decrease to compensation costs, a component of selling, general and administrative expenses, and a $2.3 million increase to net income in fiscal year 2005. If the Company had elected to follow the measurement provisions of SFAS No. 123, "Accounting for Stock-based Compensation," in accounting for its stock awards for fiscal years 2004 and 2003, the change to net income and net income per share would have been immaterial for those years.

Compensation cost for the Plan was $3.1 million, $3.5 million and $3.4 million net of income tax benefits of $1.9 million, $2.1 million and $2.0 million for fiscal years 2006, 2005, and 2004, respectively.

Performance Based Stock Award Plans

In fiscal year 2001 the Company implemented a performance based stock award program (the "Long Term Incentive Plan" or "LTI Plan") and at the beginning of that fiscal year and each fiscal year thereafter the Company grants certain key executives stock awards under the LTI Plan. Shares awarded under the LTI Plan vary based on company results versus specified cumulative three-year performance targets and generally vest at the end of each three-year period. No monetary consideration is paid by employees who receive LTI plan stock awards.

LTI Plan compensation costs recorded under SFAS 123R are computed using the fair value stock price on the grant date based on a third party valuation and the estimated expected attainment of performance goals based on internal projections. The Company issues new shares of common stock as the awards vest at the end of each three-year period. As of January 28, 2006, there was $3.2 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the LTI Plan; that cost will be recognized as compensation costs over the next two fiscal years.

Activity under the LTI plan during the year ended January 28, 2006 is as follows:

	Shares	Weighted-Average Grant Date Fair Value per Share
	(in thousands)	
Nonvested at January 29, 2005	678	$ 9.89
Granted	270	15.60
Changes in Performance Estimates	(46)	12.60
Vested	(374)	9.20
Forfeited	(18)	10.94
Nonvested at January 28, 2006	510	12.65

In fiscal year 2006, the Company implemented a performance-based stock award program (the "2005 Executive Transition Incentive Plan" or the "ETI Plan"). Shares awarded under the ETI Plan vary based upon Company results versus specified performance targets and vest at the end of each of the two one-year performance periods. No monetary consideration is paid by employees who receive the ETI Plan stock awards.

ETI Plan compensation costs recorded under SFAS 123(R) are computed using the fair value stock price on the grant date based on a third party valuation and the estimated expected attainment of performance goals using internal projections. The Company will issue new shares of common stock as the awards vest at the end of each performance period. At January 28, 2006, there was approximately $3.2 million of unrecognized compensation cost related to non-vested share-based compensation arrangements under the ETI Plan; that cost will be recognized as compensation cost over the performance period.

Activity under the ETI Plan during the year ended January 28, 2006 is as follows:

	Shares	Weighted-Average Grant Date Fair Value per Share
	(in thousands)	
Nonvested at January 29, 2005	—	$ —
Granted	325	17.00
Changes in Performance Estimates	(81)	17.00
Vested	—	—
Forfeited	(7)	17.00
Nonvested at January 28, 2006	237	17.00

Key Executive Share Grant Program

In fiscal year 2003, the Company created an incentive stock plan aimed at retaining certain key executives (the "Key Executive Share Grant Program"). Shares granted under the Key Executive Share Grant Program vest incrementally over a three-year term ending July 31, 2005 and are issued at the end of each 12 month vesting period. No monetary consideration is paid by employees who receive incentive stock awards.

Key Executive Share Grant Program compensation costs recorded under SFAS 123R are computed using the fair value stock price on the grant date based on a third party valuation. The Company issues new shares of common stock as the awards incrementally vest.

Activity under the Key Executive Share Grant Program during the year ended January 28, 2006 is as follows:

	Shares	Weighted-Average Grant Date Fair Value per Share
	(in thousands)	
Nonvested at January 29, 2005	262	$8.00
Vested	(262)	8.00
Forfeited	—	—
Nonvested at January 28, 2006	—	—

(21) Fair Value of Financial Instruments

Carrying values approximate fair values for financial instruments that are short-term in nature, such as cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, notes payable and lines of credit. The fair value of other financial instruments are as follows:

	January 28, 2006		January 29, 2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(dollars in thousands)			
Long-term debt (excluding capitalized leases)	$559,748	$554,743	$269,004	$267,630
Interest rate swap liability	4,641	4,641	21,305	21,305
Investment securities	6,196	6,193	6,914	6,921

The fair value of the Company's fixed rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying value of the Company's variable rate long-term debt approximates its fair value. The fair value of interest rate swap agreements is the estimated amount that the Company would pay or receive to terminate the swap agreement, taking into account the current credit worthiness of the swap counterparties. The fair value of investment securities is primarily based on quoted market prices.

(22) Stockholders' Equity

Authorized capital stock of Belk, Inc. includes 200 million shares of Class A common stock, 200 million shares of Class B common stock and 20 million shares of preferred stock, all with par value of $.01 per share. At January 28, 2006, there were 49,928,018 shares of Class A common stock outstanding, 1,816,254 shares of Class B common stock outstanding, and no shares of preferred stock outstanding.

Class A shares are convertible into Class B shares on a 1 for 1 basis, in whole or in part, at any time at the option of the holder. Class A and Class B shares are identical in all respects, with the exception that Class A stockholders are entitled to 10 votes per share and Class B stockholders are entitled to one vote per share. There are restrictions on transfers of Class A shares to any person other than a Class A permitted holder. Each Class A share transferred to a non-Class A permitted holder automatically converts into one share of Class B.

On June 14, 2004, the Company repurchased 643,071 shares of outstanding Class A common stock at a cost of $7.2 million.

(23) Related Party Transactions

In October 2001, the Company extended loans to Mr. Thomas M. Belk, Jr., Mr. H.W. McKay Belk and Mr. John R. Belk in the principal amounts of $2.5 million, $2.5 million and $2.0 million, respectively. In February 2002, the loan to Mr. John R. Belk was increased to $2.5 million. The loans are being repaid to the Company in equal annual installments of $0.5 million each plus interest in cash or stock over a five-year period that began January 3, 2003. The loans bear interest at LIBOR plus 1.5%. The Company received the fourth of the five payments, including principal and interest, from the three executives on January 3, 2006. The Sarbanes-Oxley Act of 2002 prohibits extensions of credit to executive officers and directors and the "material modification" of any term of a loan that was extended before July 30, 2002. The Company entered into these loans in October 2001 and February 2002, before the Sarbanes-Oxley Act of 2002 was enacted. Since that time, the Company has not made any new extensions of credit to executive officers or directors nor materially modified the terms of any existing loans.

In September 2005, the Company entered into a contract to sell a tract of land located in Lancaster County, South Carolina to JMB Land Company, LLC (an entity controlled by John M. Belk, Chairman Emeritus) for $4.1 million. The sale is expected to close in fiscal 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Belk, Inc.:

We have audited the accompanying consolidated balance sheets of Belk, Inc. and subsidiaries as of January 28, 2006 and January 29, 2005, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 28, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belk, Inc. and subsidiaries as of January 28, 2006 and January 29, 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended January 28, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Belk, Inc. and subsidiaries internal control over financial reporting as of January 28, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 13, 2006, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" in fiscal year 2005.

KPMG LLP

Charlotte, North Carolina
April 13, 2006

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Belk, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting.

The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that the receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 28, 2006, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on that assessment, management concluded that, as of January 28, 2006, the Company's internal control over financial reporting is effective based on the criteria established in the *Internal Control — Integrated Framework.*

Effective July 3, 2005 Belk completed the acquisition of 22 Proffitt's Stores and 25 McRae's stores from Saks Incorporated ("Saks"). During fiscal year 2006, the acquired stores have been converted to Belk's systems, processes and control environment. One exception is the receipt, distribution center processing and delivery of merchandise to the Proffitt's and McRae's stores which was managed by Saks at January 28, 2006 and is not included in the Company's assessment of internal controls over financial reporting.

Management's assessment of the effectiveness of the company's internal controls over financial reporting as of January 28, 2006, has been audited by KPMG, LLP, an independent registered public accounting firm. Their report, which is included herein, expresses unqualified opinions on management's assessment and on the effectiveness of the company's internal control over financial reporting as of January 28, 2006.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth fiscal quarter ended January 28, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Belk, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Belk, Inc. and subsidiaries maintained an effective internal control over financial reporting as of January 28, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Belk, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Belk, Inc. and subsidiaries maintained effective internal control over financial reporting as of January 28, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Belk, Inc and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 28, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Effective July 3, 2005, Belk completed the acquisition of 22 Proffitt's stores and 25 McRae's stores from Saks Incorporated ("Saks"). During fiscal year 2006, the acquired stores have been converted to Belk's systems, processes and control environment. One exception is the receipt, distribution center processing and delivery of merchandise to the Proffitt's and McRae's stores which was managed by Saks at January 28, 2006 and is not included in the Company's assessment of internal controls over financial reporting. Our audit of internal control over financial reporting of Belk, Inc. and subsidiaries also excluded an evaluation of the internal control over financial reporting of these processes managed by Saks as of January 28, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Belk, Inc. and subsidiaries as of January 28, 2006, and January 29, 2005, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 28, 2006, and our report dated April 13, 2006 expressed an unqualified opinion on those consolidated financial statements, with an explanatory paragraph as the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" in fiscal year 2005.

KPMG LLP

Charlotte, North Carolina
April 13, 2006

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and the Company's future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. You can identify these forward-looking statements through our use of words such as "may," "will," "intend," "project," "expect," "anticipate," "believe," "estimate," "continue" or other similar words.

Forward-looking statements include information concerning possible or assumed future results from merchandising, marketing and advertising in our stores and through the Internet, our ability to be competitive in the retail industry, our ability to execute profitability and efficiency strategies, our ability to execute our growth strategies, anticipated benefits from the opening of new distribution facilities, the expected benefit of our new systems and technology, and the anticipated benefits from our acquisitions and the sale of our proprietary credit card portfolio. These forward-looking statements are subject to certain risks and uncertainties that may cause our actual results to differ significantly from the results we discuss in such forward-looking statements. We believe that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements.

Risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements include, but are not limited to:

- General economic, political and business conditions, nationally and in our market areas, including rates of economic growth, interest rates, inflation or deflation, consumer credit availability, levels of consumer debt and bankruptcies, tax rates and policy, unemployment trends, potential acts of terrorism and threats of such acts and other matters that influence consumer confidence and spending;
- Our ability to anticipate the demands of our customers for a wide variety of merchandise and services, including our predictions about the merchandise mix, quality, style, service, convenience and credit availability of our customers;
- Unseasonable and extreme weather conditions in our market areas;
- Seasonal fluctuations in quarterly net income due to the significant portion of our revenues generated during the holiday season in the fourth fiscal quarter and the significant amount of inventory we carry during that time;
- Competition from other department and specialty stores and other retailers, including luxury goods retailers, general merchandise stores, Internet retailers, mail order retailers and off-price and discount stores, in the areas of price, merchandise mix, quality, style, service, convenience, credit availability and advertising;
- Our ability to effectively use advertising, marketing and promotional campaigns to generate high customer traffic in our stores;
- Our ability to find qualified vendors from which to source our merchandise and our ability to access products in a timely and efficient manner from a wide variety of domestic and international vendors;
- The income we receive from, and the timing of receipt of, payments from GE Money Bank, an affiliate of GE Consumer Finance, the operator of our private label credit card business, which depends upon the amount of purchases made through the proprietary credit cards, the level of finance charge income generated from the credit card portfolio, the number of new accounts generated, changes in customers' credit card use, and GE's ability to extend credit to our customers;
- Our ability to correctly anticipate the appropriate levels of inventories during the year;
- Our ability to manage our expense structure;

- Our ability to realize the planned efficiencies from our acquisitions and effectively integrate and operate these stores, including our fiscal year 2006 acquisition Proffitt's and McRae's stores;
- Our ability to continue to increase our number of stores, including the availability of existing retail stores or store sites on acceptable terms and our ability to successfully execute the Company's retailing concept in new markets and geographic regions; and
- The efficient and effective operation of our distribution network and information systems to manage sales, distribution, merchandise planning and allocation functions.

For a detailed description of the risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements, we refer you to the section captioned "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended January 28, 2006 that we filed with the Securities and Exchange Commission ("SEC") on April 13, 2006. Our other filings with the SEC may contain additional information concerning the risks and uncertainties listed above, and other factors you may wish to consider. Upon request, we will provide copies of these filings to you free of charge.

Our forward-looking statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, even if future events or new information may impact the validity of such statements.

BELK, INC.

STOCKHOLDER INFORMATION

Corporate Headquarters

Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Transfer Agent

Belk Stores Services, Inc.
Telephone: (704) 357-1000

Auditors

KPMG LLP
2800 Two First Union Center
Charlotte, North Carolina 28282
Telephone: (704) 335-5300

General Counsel

Ralph A. Pitts
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Additional Information

Analysts, investors and others seeking financial data, as well as news media representatives and other persons seeking general information about the Company, should contact Ralph A. Pitts at the address and telephone number set forth above.

Annual Report on Form 10-K

Copies of the Company's Annual Report on Form 10-K filed with the SEC will be furnished without charge to stockholders upon written request to Ralph A. Pitts at the address set forth above.

Annual Meeting

The Company will hold its Annual Stockholders Meeting at 11:00 a.m., local time, on May 25, 2006, at the Charlotte Marriott SouthPark (formerly The Park Hotel), 2200 Rexford Road, Charlotte, North Carolina 28211.

Quarterly Stock Price Information and Stockholders of Record

There is currently no established trading market for either the Class A Common Stock or the Class B Common Stock. As of March 31, 2006, Belk, Inc. had approximately 577 stockholders of record of 49,914,018 shares of Class A Common Stock outstanding and 371 stockholders of record of 2,088,853 shares of Class B Common Stock outstanding.

Dividends

On March 29, 2006, the Company declared a regular dividend of $0.35 on each outstanding share of the Class A and Class B Common Stock. The amount of dividends paid with respect to fiscal year 2007 and each subsequent year will be determined at the sole discretion of the Board of Directors based upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

BELK, INC.

DIRECTORS AND OFFICERS

Directors

Thomas M. Belk, Jr.
Chairman and Chief Executive Officer

B. Frank Matthews, II
Vice Chairman

H.W. McKay Belk
President and Chief Merchandising Officer

John R. Belk
President and Chief Operating Officer

J. Kirk Glenn, Jr.
Retired Chairman and Manager
Quality Oil Company

Elizabeth Valk Long
Retired Executive Vice President
Time, Inc.

Thomas C. Nelson
Chairman and Chief Executive Officer
National Gypsum Company

John A. Kuhne
Private Investor

John L. Townsend, III
Retired Managing Director and General Partner
Goldman Sachs & Co.

Chairman Emeritus

John M. Belk

Honorary Director

Sarah Belk Gambrell

Executive Officers

Thomas M. Belk, Jr.
Chairman and Chief Executive Officer

H.W. McKay Belk
President and Chief Merchandising Officer

John R. Belk
President and Chief Operating Officer

Mary R. Delk
President, Merchandising and Marketing

Ralph A. Pitts
Executive Vice President, General Counsel and Secretary

Brian T. Marley
Executive Vice President and
Chief Financial Officer

Adam M. Orvos
Senior Vice President of Finance and Controller

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Belk, Inc.